SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 18, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BANCO MACRO S.A.

Financial statements as of September 30, 2008,
together with the limited review report
on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements	1
•	Cover
•	Balance sheets	1-3
•	Statements of income	5-6
•	Statements of changes in shareholders’ equity	7
•	Statements of cash flows	8-9
•	Notes to the financial statements	10-42
•	Exhibits A through L, N and O	43-59
•	Consolidated balance sheets	60-63
•	Consolidated statements of income	64-65
•	Consolidated statements of cash flows	66-67
•	Consolidated statements of debtors by situation	68-69
•	Notes to the consolidated financial statements with subsidiaries	70-84
•	Exhibit l to the consolidated financial statements with subsidiaries	85-87

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of September 30, 2008, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of September 30, 2008, and the related consolidated statements of income and cash flows for the nine-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank’s Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in note 5. to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described in the abovementioned note. Such note does not quantify some of the effects of these departures. However, the Bank estimates that they are significant.

4.
As further explained in Note 22 and taking into account paragraph 3. above, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above for them to be presented in accordance with accounting standards established by the BCRA and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2007, and the statements of income, changes in shareholders’ equity and cash flows of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2007, which were presented for comparative purposes, we report that:

a)
On February 19, 2008, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2007, which included a qualified opinion due to differences between the application of the accounting standards established by the BCRA and the professional accounting standards effective in Argentina. In addition, such report included an exception to the consistent application of such standards due to the replacement, with which we agree, of the statement of cash flows presented as of December 31, 2006 by another statement of cash flows. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2007.

b)
On November 8, 2007, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2007, which included qualifications due to the differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina.

The financial statements presented as comparative information are included after giving retroactive effect to the adjustments and reclassifications mentioned in note 3.1. to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)
As of September 30, 2008, the liabilities accrued for employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 5,993,067 none of which was due as of that date.

City of Buenos Aires,
   November 3, 2008

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF
SEPTEMBER 30, 2008

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:	Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY):	Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006.

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)
		09/30/2008	12/31/2007 (1)
ASSETS

A.	CASH
	Cash on hand	512,763	547,966
	Due from banks and correspondents
	Central Bank of Argentina	1,573,005	1,597,354
	Local Other	21,173	4,123
	Foreign	303,650	159,713
	Other	196	185
		2,410,787	2,309,341

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings for trading or financial intermediation	291,148	236,663
	Unlisted government securities	25,294	16
	Instruments issued by the Central Bank of Argentina	3,682,406	2,592,135
	Investments in listed private securities	347
	less: Allowances (Exhibit J)	(27)	(27)
		3,999,168	2,828,787

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	599,379	554,527
	To the financial sector
	Interfinancing - (granted call)	98,953	65,760
	Other financing to Argentine Financial Institutions	62,753	94,496
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	697	1,415
	To the non-financial private sector and foreign residents
	Overdrafts	1,593,260	1,223,618
	Documents	911,716	725,157
	Mortgage loans	593,123	490,515
	Pledged loans	234,058	234,766
	Personal loans	2,805,932	2,380,854
	Credit cards	568,963	477,612
	Other (Note 6.1.)	1,523,019	1,473,687
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	127,850	113,598
	less: Unearned discount	(22,197)	(19,666)
	less: Allowances (Exhibit J)	(194,019)	(173,901)
		8,903,487	7,642,438

(1)	See Note 3.1.

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2008	12/31/2007 (1)

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	151,623	156,227
	Amounts receivable from spot and forward sales pending settlement	1,386,361	737,102
	Securities and foreign currency receivable from spot and forward purchases pending settlement	397,971	110,180
	Unlisted corporate bonds (Exhibits B, C and D)	442	448
	Receivables from forward transactions without delivery of underlying asset	169
	Other receivables not covered by debtors classification standards (Note 6.2.)	334,529	325,096
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	68,640	53,898
	less: Allowances (Exhibit J)	(42,621)	(29,893)
		2,297,114	1,353,058

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases (Exhibits B, C and D)	299,956	301,317
	less: Allowances (Exhibit J)	(4,556)	(3,986)
		295,400	297,331

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	1,560,207	1,336,016
	Other	53,534	35,152
	less: Allowances (Exhibit J)	(247)	(697)
		1,613,494	1,370,471

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	31,894	15,082
	Minimum presumed income tax - Tax Credit		23,287
	Other (Note 6.3.)	160,185	172,168
	Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	1,102	145
	Other accrued interest and adjustments receivable	50	58
	less: Allowances (Exhibit J)	(11,051)	(15,215)
		182,180	195,525

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	313,772	293,472

I.	OTHER ASSETS (Exhibit F)	134,570	178,829

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	65,585	71,916
	Organization and development costs	97,545	96,435
		163,130	168,351

K.	ITEMS PENDING ALLOCATION	2,504	1,872

	TOTAL ASSETS	20,315,606	16,639,475

(1)	See Note 3.1.

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2008	12/31/2007 (1)

LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	2,225,076	1,327,865
	From the financial sector	9,351	10,006
	From the non-financial private sector and foreign residents
	Checking accounts	1,840,364	1,834,372
	Savings accounts	2,113,802	2,258,968
	Time deposits	6,502,702	4,647,858
	Investment accounts	88,117	63,063
	Other (Note 6.4.)	294,218	295,401
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	98,881	51,865
		13,172,511	10,489,398

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	157,540	184,594
	Banks and International Institutions (Exhibit I)	227,465	160,846
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	716,431	780,590
	Amounts payable for spot and forward purchases pending settlement	383,110	108,646
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,441,808	869,843
	Financing received from Argentine Financial Institutions (Exhibit I)
	Interfinancing - (received call)	83,953	49,225
	Other financing received from Argentine Financial Institutions	46,976	90,648
	Accrued interest payables	299	54
	Forward transactions amounts pending settlement without delivery of underlying asset	3,718
	Other (Note 6.5. and Exhibit I)	437,495	397,733
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	44,658	47,399
		3,543,453	2,689,578

N.	OTHER LIABILITIES
	Dividends payable		1
	Other (Note 6.6.)	268,042	183,657
		268,042	183,658

O.	PROVISIONS (Exhibit J)	82,682	77,029

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	507,391	490,695

Q.	ITEMS PENDING ALLOCATION	1,559	1,411

TOTAL LIABILITIES		17,575,638	13,931,769

SHAREHOLDERS' EQUITY (As per related statement)		2,739,968	2,707,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		20,315,606	16,639,475

(1)	See Note 3.1.

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008	12/31/2007 (1)

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	10,402,722	7,291,099

Contingent	2,872,053	2,568,102
Guarantees received	2,622,716	2,284,111
Other not covered by debtors classification standards	373	445
Contingent debit-balance contra accounts	248,964	283,546

Control	4,293,842	4,153,584
Receivables classified as irrecoverable	621,657	636,624
Other (Note 6.7.)	3,531,472	3,394,966
Control debit-balance contra accounts	140,713	121,994

Derivatives	3,236,827	569,413
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,688,629	331,411
Interest rate swap (Note 11.c))	29,194	29,388
Derivatives debit-balance contra accounts	1,519,004	208,614

CREDIT-BALANCE ACCOUNTS	10,402,722	7,291,099

Contingent	2,872,053	2,568,102
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	81,339	114,827
Other guarantees provided not covered by debtors classification standards	49,319	49,641
Other covered by debtors classification standards (Exhibits B, C and D)	118,306	119,078
Contingent credit-balance contra accounts	2,623,089	2,284,556

Control	4,293,842	4,153,584
Checks to be credited	140,713	121,994
Control credit-balance contra accounts	4,153,129	4,031,590

Derivatives	3,236,827	569,413
Notional value of put options sold (Note 11.b))	98,392	113,776
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,420,612	94,838
Derivatives credit-balance contra account	1,717,823	360,799

(1)	See Note 3.1.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008, AND 2007
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2008	09/30/2007 (1)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	2,645	8,149
	Interest on loans to the financial sector	11,360	25,535
	Interest on overdrafts	196,356	95,830
	Interest on documents	70,147	39,197
	Interest on mortgage loans	56,502	38,270
	Interest on pledged loans	30,761	28,246
	Interest on credit card loans	57,108	30,697
	Interest on other loans	557,726	298,511
	Interest on other receivables from financial intermediation	11,423	12,205
	Income from government and private securities, net (Note 6.8.)	247,977	173,060
	Income from guaranteed loans - Presidential Decree No. 1,387/01	20,150	19,472
	CER (Benchmark Stabilization Coefficient) adjustment	42,908	40,233
	CVS (Salary Variation Coefficient) adjustment	606	1,312
	Difference in quoted prices of gold and foreign currency	59,609	27,606
	Other (Note 6.9.)	123,793	93,322
		1,489,071	931,645

B.	FINANCIAL EXPENSE
	Interest on checking accounts	9,464	12,607
	Interest on savings accounts	7,824	5,374
	Interest on time deposits	530,428	246,926
	Interest on interfinancing received loans (received call)	3,154	2,500
	Interest on other financing from Financial Institutions	17	115
	Interest on other liabilities from financial intermediation	68,016	49,019
	Interest on subordinated bonds	34,971	37,940
	Other interest	4,305	5,562
	CER adjustment	16,912	19,017
	Contribution to Deposit Guarantee Fund	14,972	11,048
	Other (Note 6.10.)	77,422	46,662
		767,485	436,770

	GROSS INTERMEDIATION MARGIN - GAIN	721,586	494,875

C.	PROVISION FOR LOAN LOSSES	69,242	41,827

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	32,589	25,509
	Related to deposits	313,014	205,239
	Other fees	15,842	13,427
	Other (Note 6.11.)	108,306	93,849
		469,751	338,024

(1)	See Note 3.1.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008, AND 2007
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2008	09/30/2007 (1)

E.	SERVICE-CHARGE EXPENSE
	Fees	28,294	24,373
	Other (Note 6.12.)	69,327	65,410
		97,621	89,783

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	398,793	283,519
	Directors' and statutory auditors' fees	16,176	17,669
	Other professional fees	27,219	21,129
	Advertising and publicity	36,504	30,579
	Taxes	5,947	4,249
	Depreciation of equipment	30,154	22,199
	Amortization of organization costs	15,481	10,668
	Other operating expenses (Note 6.13.)	84,342	74,758
	Other	11,985	12,464
		626,601	477,234

	NET INCOME FROM FINANCIAL INTERMEDIATION	397,873	224,055

G.	OTHER INCOME
	Income from long-term investments	254,159	147,070
	Penalty interest	7,885	4,452
	Recovered loans and allowances reversed	34,642	59,767
	CER adjustments	12	100
	Other (Note 6.14.)	37,434	21,712
		334,132	233,101

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	15	32
	Charges for other receivables uncollectibility and other allowances	23,182	4,489
	Amortization of differences from deposits dollarization	13,388	13,802
	Depreciation and loss of other assets	882	4,519
	Goodwill amortization	6,331	6,937
	Other (Note 6.15.)	56,972	53,827
		100,770	83,606

	NET INCOME BEFORE INCOME TAX	631,235	373,550

I.	INCOME TAX (Note 4.)	155,404	47,000

	NET INCOME FOR THE PERIOD	475,831	326,550

(1)	See Note 3.1.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008								09/30/2007 (1)
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Special - Corporate Bonds	Voluntary	Unappropriated earnings (2)	Total	Total

Balances at the beginning of the fiscal year
- Banco Macro S.A.	683,979	394,584	4,511	382,705		211	1,241,716	2,707,706	2,314,977
- Nuevo Banco Suquía S.A.									730,710
- Merger effects (1)									(730,590)

Merged balances	683,979	394,584	4,511	382,705		211	1,241,716	2,707,706	2,315,097

Own shares reacquired (2)							(272,574)	(272,574)

Distribution of unappropriated
earnings, as approved by the
Shareholders’ Meeting held on
April, 29, 2008 and April, 26,
2007, respectively:
- Legal reserve				99,038			(99,038)
- Cash dividends							(170,995)	(170,995)	(102,591)
- Special reserve (3)					46,083		(46,083)

Reversal of special reserve from
Corporate Bonds (3)					(35,609)		35,609

Net income for the period							475,831	475,831	326,550

Balances at the end of the period	683,979	394,584	4,511	481,743	10,474	211	1,164,466	2,739,968	2,539,056

(1)  See Note 3.1.
(2)  See Note 9 and Exhibit K.
(3)  See Note 10.c.1)

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008	09/30/2007 (1)
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.4)
Cash at beginning of the fiscal year	2,309,341	1,896,801
Cash at end of the period	2,410,787	1,906,589
Net increase in cash	101,446	9,788

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	(757,663)	(475,181)
Loans
to the financial sector	11,386	311,713
to the nonfinancial government sector	15,505	39,782
to the nonfinancial private sector and foreign residents	(293,811)	(1,607,293)
Other receivables from financial intermediation	(688,317)	(941,144)
Assets under financial lease	47,308	(33,049)
Deposits
to the financial sector	(655)	7,254
to the nonfinancial government sector	797,821	559,287
to the nonfinancial private sector and foreign residents	1,361,683	1,907,140
Other liabilities from financial intermediation
Financing facilities from the financial sector (recieved calls)	31,574	53,640
Others (except liabilities included under financing activities)	481,424	(11,374)
Collections related to service-charge income	469,352	338,210
Payments related to service-charge expenses	(98,418)	(90,132)
Administrative expenses paid	(583,772)	(448,692)
Payment of organization and development expenses	(21,456)	(26,127)
Net collections related to punitive interest	7,870	4,439
Differences from payments related to court orders	(8,635)	(27,770)
Collections of dividends from other companies	12,219	621
Other (payments)/collections related to other income and losses	(11,004)	12,230
Net collections/(payments) from other operating activities	1,337	(36,615)
Payment of income tax	(48,314)	(55,976)
Net cash flows generated in/(used in) operating activities	725,434	(519,037)

(1) See Note 3.1.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008	09/30/2007 (1)
Investing activities
Net payments for bank premises and equipment	(33,607)	(27,497)
Net collections/(payments) for other assets	15,866	(19,063)
Payments from purchase of investments in other companies	(635)	(49,158)
Collections from sales of investments in other companies	24
Net payments for other investing activities	(22)
Net cash flows used in investing activities	(18,374)	(95,718)

Financing activities
Net collections/ (payments):
Nonsubordinated corporate bonds (2)	(116,685)	759,238
Central Bank of Argentina Other	(41,993)	(25,123)
Banks and International Institutions	54,285	(9,426)
Subordinated corporate bonds	(20,113)	(13,471)
Financing received from financial institutions in Argentina	(40,184)	(42,973)
Payment of dividends	(170,995)	(102,592)
Other collections/(payments) for financing activities
Own shares reacquired (3)	(272,574)
Others collections		41,547
Net cash flows (used in)/generated in financing activities	(608,259)	607,200

Financial income and holding gains on cash and cash equivalents	2,645	17,343

Net increase in cash	101,446	9,788

(1) See Note 3.1.
(2) See Note 10.
(3) See Note 9.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994 (see also note 9).

As from 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 19, 2001, Banco Macro S.A. entered into an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, once it was approved by the Central Bank of Argentina.

During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the Central Bank authorized the merger between Banco Macro S.A. and Banco Bansud S.A., and the Bank name changed to Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by BNA (Banco de la Nación Argentina) and Fundación BNA”.

Since March 24, 2006, Banco Macro Bansud S.A.’s stock has been listed on the New York Stock Exchange (see also note 9.).

On April 28, 2006, Banco Macro Bansud S.A.’s general regular and special shareholders’ meeting approved the amendment to the Bank’s business name to Banco Macro S.A., the registration of which with the IGJ (Argentine business associations regulatory agency) occurred in August 2006. Therefore, we will hereinafter refer to it as “Banco Macro S.A.” or “the Bank”.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired: (i) 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock during fiscal year 2007 (see note 2.5); (ii) 100% of the common shares of Nuevo Banco Bisel S.A. (see note 2.6.) and (iii) 51% of the capital stock of Red Innova Administradora de Fondos de Inversión S.A. (see note 1 to the consolidated financial statements). Furthermore, on May 28, 2007, the Bank and Nuevo Banco Suquía S.A. acquired 100% of the preferred shares of Nuevo Banco Bisel S.A.

During 2007, the shareholders of Banco Macro S.A. and Nuevo Banco Suquía S.A. decided to merge both entities to integrate their structures given the similarities in their activities and business, so as to achieve greater efficiency. In August 2007, the Central Bank authorized this merger, which took place on October 16, 2007 (see note 2.7.).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Macro Bank Limited (formerly - Sud Bank & Trust Company Limited, an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I. S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of September 30, 2008 and December 31, 2007, the deposits of the Misiones Provincial Government amounted to 407,377 and 163,711 (including 55,709 and 35,248 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of September 30, 2008 and December 31, 2007, the deposits of the Salta Provincial Government amounted to 685,209 and 492,265 (including 89,082 and 53,681 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term as from January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of September 30, 2008 and December 31, 2007, the deposits of the Jujuy Provincial Government amounted to 429,459 and 378,662 (including 50,106 and 32,206 related to court deposits), respectively.

2.4.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of September 30, 2008 and December 31, 2007, the net assets of such joint venture recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 3,251 and 2,922, respectively.

Also, as of September 30, 2008, and 2007, the net income booked through the method mentioned in the previous paragraph, amounted to 5,668 and 6,120, respectively.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of September 30, 2008 and December 31, 2007, the net assets of such joint venture recorded in the Bank’s financial statements using the proportionate consolidation method amounted to 680 and 5,313, respectively.

Also, as of September 30, 2008 and 2007, the net loss booked through the method mentioned in the previous paragraph amounted to 86 and 5, respectively.

2.5.	Banco del Tucumán S.A.

In line with its strategy to increase its market position in Argentina’s provinces, on November 24, 2005, the Bank signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A. Such event was approved by the BCRA on March 6, 2006, through Board of Governors’ Resolution No. 50, as well as by the Technical Coordination Department of the Economy and Production Ministry on April 7, 2006.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

In this regard, on May 5, 2006, the Bank acquired 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered the ten years following the date of the abovementioned agreement related to consumer loan portfolio, for which an allowance was fully booked as of the purchase date. As of the date of acquisition, such liabilities amounted to about 1,662 (as of September 30, 2008, it amounted to 68). Consequently, the total acquisition price amounted to 47,623.

As of the date of acquisition (May 5, 2006), the assets and liabilities of Banco del Tucumán S.A. amounted to 700,612 and 660,547, respectively; therefore, shareholders' equity amounted to 40,065.

Therefore, the Bank booked a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity as of such date (30,049). The goodwill is amortized using the straight line method over ten years pursuant to Central Bank rules.

Additionally, from September through December 2006, Banco Macro S.A. acquired Class “C” shares in Banco del Tucumán S.A., representing 4.84% of the capital stock, which gave rise to an additional positive goodwill of 668.

As of September 30, 2008 and December 31, 2007, the positive goodwill resulting from such acquisitions was booked under “Intangible assets” in the amount of 13,851 and 15,222, respectively (net of amortizations for 4,392 and 3,021, respectively).

Additionally, on November 28, 2006, the general regular and special shareholders' meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171. During January 2007, Banco Macro S.A. subscribed the total increase, thus increasing its overall interest in Banco del Tucumán S.A. to 89.93%.

Additionally, according to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel del Tucumán.

As of September 30, 2008, and December 31, 2007, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 679,480 and 536,875 (including 205,850 and 178,087 related to court deposits), respectively.

2.6.	Nuevo Banco Bisel S.A.

On May 9, 2006, BNA and Fundación BNA (sellers), and Banco Macro S.A. and Nuevo Banco Suquía S.A., now merged with and into the Bank, as explained in note 2.7) (buyers), signed a stock purchase agreement, whereby the buyers acquired 100% of the common shares in Nuevo Banco Bisel S.A. (92.73% of the total capital stock), representing the same percentage of voting rights.

In Addition, Nuevo Banco Bisel S.A. holds 66,240,000 preferred shares, with face value and book value of Ps. 1 each, without voting rights, with an equity preference consisting of the right to a mandatory annual cumulative fixed dividend of 1% of the face value of preferred shares, which belonged to Seguros de Depósitos S.A. (SEDESA) as of the date of acquisition.

On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby it decided, among other matters, not to make any objections to: (i) the transfer of 100% of the common shares in Nuevo Banco Bisel S.A. to the buyers; and (ii) the payment by the two of them of a capital increase in the amount of 830,000, under the terms of the agreement signed on May 9, 2006. In addition, on September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, approved that transaction.

As of the date of acquisition (August 10, 2006) assets and liabilities of Nuevo Banco Bisel S.A. amounted to 1,824,644 and 1,804,534, respectively; therefore, shareholders' equity amounted to 20,110.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As a result of the acquisition, the Intangible assets account includes a positive goodwill of 66,042, resulting from the difference between the total price paid (19,509) for the total shares of common stock and the negative shareholders' equity of Nuevo Banco Bisel S.A. as of the acquisition date (-46,533), after deducting the preferred shares held by SEDESA and the preferred dividend accrued as of such date (66,643). Such positive goodwill is amortized in ten years pursuant to Central Bank rules. As of September 30, 2008 and December 31, 2007, the abovementioned goodwill totaled 51,734 and 56,686, respectively, net of amortizations of 14,309 and 9,356, respectively.

In addition, on August 11, 2006, the buyers paid up in cash the abovementioned capital increase in Nuevo Banco Bisel S.A., thus taking control of such bank as from such date.

On May 28, 2007, the Bank acquired the preferred shares from SEDESA by the Bank by exercising a call option in relation to them. The price payable was fixed at 66,240, plus an annual nominal 4% interest capitalizable until payment, which will be paid 15 years after taking possession of Nuevo Banco Bisel S.A. (August 11, 2021). See also note 6.5).

On December 20, 2007, Banco Macro S.A. sold 1,700,000 of Nuevo Banco Bisel S.A. common shares to Sud Inversiones y Análisis S.A. and another 1,700,000 to Macro Securities S.A. Sociedad de Bolsa for a total amount of 3,970. In this regard, the Bank’s direct and indirect interest is 99.997% in the capital stock and votes.

2.7.	Merger of Nuevo Banco Suquía S.A.

On March 14, 2007, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Suquía S.A. entered into a “Preliminary merger agreement", whereby Nuevo Banco Suquía S.A. would merge with and into Banco Macro S.A. retroactively effective as from January 1, 2007, on the basis of the financial statements of such banks as of December 31, 2006.

On June 4 and 5, 2007, the general regular and special shareholders’ meetings of Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, approved such preliminary merger agreement, as well as the consolidated balance sheet for merger purposes as of December 31, 2006, and the shares exchange relationship. Furthermore, Banco Macro S.A.’s shareholders’ meeting mentioned above approved the capital stock increase of Ps. 683,943,437 to Ps. 683,978,973 through the issuance of 35,536 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank.

During 2007, the Central Bank´s Board of Directors and the CNV (Argentine Securities Commission) authorized such merger. Additionally, the CNV and the BCBA authorized the public offering of shares to be delivered to the minority shareholders of Nuevo Banco Suquía S.A.

Finally, on October 16, 2007, Banco Macro S.A. carried out the merger of Nuevo Banco Suquía S.A. with and into the former.

On February 12, 2008, the shares issued were credited to the minority shareholders of the absorbed bank.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with Central Bank rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required under Central Bank rules, the balance sheet as of September 30, 2008, and supplementary information are presented comparatively with information as of prior year end, while the statements of income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2008, are presented comparatively with those of the same period for the prior fiscal year.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, the financial statements and supplementary information of the Bank as of September 30, 2007, were amended for comparative purposes, giving effect to the merger described in note 2.7. and, as a result, we consolidated the stand-alone statements of income, changes in shareholders’ equity and cash flows of Banco Macro S.A. and former Nuevo Banco Suquía S.A. as of September 30, 2007, eliminating the receivables and payables and transactions between both banks and giving effect to:

i)	The increase in Banco Macro S.A.’s capital stock as a result of the merger according to the exchange ratio established in the merger agreement between both banks.

ii)	The difference between the face value of minority shares of former Nuevo Banco Suquía S.A. and the value of such shares valued by the equity method was recorded in stock issuance premiums.

Furthermore, by virtue of what was mentioned in note 3.3.l.2), the Bank made certain reclassifications in the financial statements as of December 31, 2007, so as to compare them with the current financial statements.

3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements as of September 30, 2008 and December 31, 2007, were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each period- and year-end, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income as of those dates.

b)	Government and private securities:

b.1)
Listed: They were valued at the quoted price of each security effective at the last business day of the period and fiscal year-end, respectively. Differences in quoted values were recorded in the statement of income as of those dates.

b.2)	Unlisted:

i.	Instruments issued by the Central Bank: they were valued at their cost value increased exponentially by their internal rate of return, as provided by Central Bank Communiqué “A” 4,414.

ii.	Other: they were valued under the method established by Central Bank Communiqué “A” 3,911, as supplemented.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)	Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented:

The assets included (Guaranteed loans Presidential Decree No. 1,387/01 and BONAR XIII) were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

The amounts recorded in the asset offset accounts are adjusted every month based on the values calculated according to Communiqué "A" 3,911, as supplemented.

For purposes of determining the present value, in the case of instruments that include indexation clauses, the contractual cash flows were discounted at the interest rates that were established in the schedule included in point 2 of the abovementioned Communiqué “A” 3,911. As from August 2007, every month the Central Bank establishes the discount rate to be used, as set forth by Communiqué “A” 4704, as supplemented.

In the case of instruments that do not comprise adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in note 3.3.c).

e.2)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. As from February 3, 2002, principal was adjusted by the CER trough period-end and year-end, where applicable.

e.3)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of the period and year-end, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under “Provisions”.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of the period and fiscal year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus the related premiums accrued through period- and year-end, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

They were valued at the effective quoted prices for each of them on the last business day of the period or fiscal year, respectively. Differences in quoted market values were recorded in the statement of income as of those dates.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued at their cost value increased exponentially by their internal rate of return, as provided by Central Bank Communiqué “A” 4,414.

ii.
Certificate of participation in the Fideicomiso Financiero Suquía financial trust: it was valued based on the value of incorporation to shareholders’ equity of former Nuevo Banco Suquía S.A., plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificate of participation. As of September 30, 2008 and December 31, 2007, such certificate was fully reserved.

iii.
Other certificates of participation: they were stated at nominal value increased, as the case may be, by interest accrued and CER until the last business day of the period and fiscal year, respectively, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

The values booked, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by Central Bank Communiqué "A" 4,414 and supplementary regulations.

h.5)	Nonsubordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of period- and year-end, respectively, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

i)	Assets subject to financial lease:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders - Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

l.2)
Differences due to court orders (amparos) - Nondeductible for the determination of the computable equity: as of September 30, 2008 and December 31, 2007, the “Intangible Assets - Organization and development costs” account includes 23,319 and 25,211 (net of amortization for 75,422 and 64,895), respectively. These assets represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line in 60 monthly installments.

The Central Bank informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3,916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid. The Bank had also previously recorded intangible assets and an offsetting liability for the estimated amounts of “amparos” payable in the future pursuant to the application of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007. As a result of the August 4, 2008 notice, as of September 30, 2008, and December 31, 2007, the Bank reversed the intangible assets and related liabilites related to the unpaid “amparos”.

l.3)
Difference from court deposits dollarization: As of Septiembre 30, 2008, and December 31, 2007, the “Intangible Assets - Organization and development expenses” account includes 2,968 and 5,941 (net of amortization for 4,945 and 2,084), respectively, related to the capitalization of the dollarization effect regarding court deposits, the amounts of which are amortized in 24 equal, monthly and consecutive installments as from July 2007, as stated in Central Bank´s Communiqué “A” 4,686.

m)	Valuation of derivatives:

m.1)
Put options sold on BODEN 2012 and 2013 coupons: Such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period- and year- end, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay a variable rate and charge a fixed rate.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of each period and fiscal year. Differences in quoted market values were recorded in the statement of income for the period and fiscal year.

See also note 11.

n)	Severance payments:

The Bank charges these payments directly to income.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are booked whenever it is probable that future costs will be incurred and whenever such costs may be fairly estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of period- and year-end, respectively, converted into pesos pursuant to the method described in note 3.3.a).

q)	Shareholders’ equity accounts:

q.1)
They are restated as explained in note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2. was included in the Adjustments to Shareholders’ Equity account.

q.2)
Own shares reacquired: the purchase cost of own shares reaquired was debited from the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Shares in treasury" (see also note 9 and Exhibit K).

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the nine-month periods ended September 30, 2008, and 2007, (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.4.	Statement of cash flows

The Bank considers “cash flows” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of September 30, 2008, the Bank had no such securities booked, while as of September 30, 2007, such securities totaled 70,703.

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of September 30, 2008, and 2007, the Bank estimated that accrued income tax amounted to 155,404 and 47,000, respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of September 30, 2008, the Bank made income tax prepayments for 26,025 for the 2008 tax year, which were recorded in the Other receivables account.

As of December 31, 2007, the Bank capitalized 23,287 from former Nuevo Banco Suquía S.A. for minimum presumed income tax credit, in conformity with Central Bank Communiqué “A” 4295, which was used in April 2008 to settle income tax for tax year 2007.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

In August 2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution CD No 93/05, whereby it introduced the technical resolutions and interpretations issued by the FACPCE’s governing board through April 1, 2005.

Subsequently, through Resolutions C.D. 42/2006 and 34/2008, the CPCECABA approved Technical Resolutions No. 23 and No. 24, respectively, effective for annual or interim-period financial statements for fiscal years beginning July 1, 2006 and January 1, 2009, respectively, and its early adoption is permitted. In turn, the CNV adopted Technical Resolution No. 23 through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank rules. The differences between those standards, which the Bank identified and deemed significant with respect to these financial statements (based on the quantification thereof or any other estimate made, whenever the quantification was not possible), are as follows:

5.1.	Valuation standards

a)
Holdings of unlisted government securities and loans to the nonfinancial government sector: they are valued in accordance with regulations and rules issued by the Argentine Government and the Central Bank. In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes present value methods by applying regulated discount rates, technical values and undiscounted cash flows, as detailed in note 3.3.c). Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation in connection with these holdings and financing is as follows:

1.
Holdings of unlisted government securities: As of September 30, 2008, the Bank recorded “Argentine Government bonds in pesos”, maturing in 2013 (BONAR XIII), for 25,289 and 50,579 at stand-alone and consolidated levels, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, this instrument as of those dates amounts to 24,011 and 48,022, respectively.

Also, as of September 30, 2008, and December 31, 2007, the Bank recorded “Argentine Government bonds in pesos -variable rate-”, maturing in 2013, for 11,778 and 11,987 at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, this instrument as of those dates amounts to 12,035 and 13,944, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

2.
Instruments issued by the Central Bank: As of September 30, 2008, the Bank recorded unlisted Central Bank internal bills and notes for 2,207,090 and 3,004,626 at stand-alone and consolidated levels. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of this instrument as of that date amounted to 2,173,380 and 2,957,575, respectively.

3.
Guaranteed loans: As of September 30, 2008, and December 31, 2007, the Bank charged “Federal Government guaranteed loans” deriving from the exchange set forth by Presidential Decree No. 1,387/01 under “Loans to the nonfinancial government sector” for a total net amount at stand-alone level of 554,180 and 553,972, respectively, and 727,744 and 729,955, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of these instruments as of such dates amounted to 478,697 and 490,501, at stand-alone level, respectively, and 613,723 and 634,142, at consolidated level, respectively.

b)
Intangible assets: As of September 30, 2008 and December 31, 2007, the Bank capitalized under intangible assets 26,287 and 31,152, at stand-alone level, respectively, and 42,763 and 53,450 at consolidated level, respectively, net of the related amortization amounts, regarding the foreign exchange differences mentioned in notes 3.3.l.2) and 3.3.l.3) related to the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of issuance of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable.

c)
As of September 30, 2008, and December 31, 2007, as mentioned in note 3.3.l.2), the Bank booked the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the professional accounting standards, as of September 30, 2008, and December 31, 2007, the Bank should have booked a liability of approximately 35,214 and 44,859, at the stand-alone level, respectively, and for about 51,406 and 63,014, at the consolidated level, respectively.

d)
Income tax: The Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possible effects of utilizing net operating losses (NOLs) in the future. As of December 31, 2007, consolidated deferred assets, net of allowances and provisions, as per the Bank's estimates, amounted to about 64,415.

e)
The acquisition of Banco Bansud S.A. by the Bank gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the purchase price and the interest acquired valued by the equity method, in accordance with Central Bank rules. Later, the Bank applied the valuation and disclosure rules established in Communiqué “A” 3,984, and reversed as of December 31, 2006, 100% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The abovementioned goodwill gave rise to gains on inflation exposure through February 28, 2003.

In addition, the acquisition of Nuevo Banco Suquía S.A. by the Bank resulted in negative goodwill amounting to 483, which is the effect of the difference between the purchase price and the book value of the net assets acquired under Central Bank rules.

Under professional accounting standards effective in Argentina, when the purchase price is lower than the fair value of the related identifiable assets, any unallocated differences between the price and such fair value shall be either considered as a gain for the period or deferred (as negative goodwill) and subsequently amortized, as appropriate on the basis of the specific circumstances of the transaction that originated such differences.

In addition, as detailed in notes 2.5. and 2.6., the acquisitions of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. by the Bank gave rise to recording the related positive goodwill for an amount of 18,242 and 66,042, respectively, resulting from the difference between the purchase price of each investment and the book value of the underlying equity acquired. Based on Central Bank rules, the Bank amortizes such positive goodwill through the straight-line method based on an estimate ten-year useful life.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Under professional accounting standards effective in Argentina, when the purchase price of an investment is higher than the fair value of the related identifiable net assets, a positive goodwill will be recognized and it will be (i) amortized systematically throughout the estimated useful life and (ii) compared to its recoverable value as of each year-end.

f)
As of September 30, 2008, and December 31, 2007, the Bank booked an interest rate swap agreement in conformity with the Central Bank accounting standards, as mentioned in note 3.3.m.2), in the amount of 29,194 and 29,388, at stand-alone level, respectively, and 35,999 and 36,238, at consolidated level, respectively. Under professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified. If those standards had been applied, as of September 30, 2008, and December 31, 2007, the Bank should have recorded assets in the amount of 2,733 and 1,983, at stand-alone level, respectively, and 3,370 and 2,446, at consolidated level, respectively, which would have entailed increases in the Bank’s shareholders’ equity by the same amounts.

5.2.	Disclosure aspects

a)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards in Argentina.

b)	The Bank has not presented the information on earnings per share, certain information about related parties or other reporting requirements for nonbanking institutions.

c)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

09/30/2008	12/31/2007

6.1)	Loans - Other

Other loans	903,462	743,825
Export financing and prefinancing	608,647	724,740
Government securities	10,718	4,448
Documentary credits	192	674
	1,523,019	1,473,687

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Debt securities in financial trusts	205,154	77,030
Certificates of participation in financial trusts	129,150	247,829
Other	225	237
	334,529	325,096

6.3)	Other receivables - Other

Sundry receivables	80,476	73,706
Tax prepayments	30,244	40,946
Advance payments	20,992	31,113
Security deposits	20,670	17,584
Other	7,803	8,819
	160,185	172,168

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

09/30/2008	12/31/2007

6.4)	Deposits - Other

Balances of accounts without movements	191,905	200,367
Unemployment fund for workers of the construction industry	54,452	47,187
Attachments	15,856	15,243
Special deposits related to inflows of foreign funds	4,785	6,953
Security deposits	3,763	5,139
Orders payable	545	1,045
Other	22,912	19,467
	294,218	295,401

6.5)	Other liabilities from financial intermediation - Other

Other payment orders pending settlement	85,564	58,289
Purchase of preferred shares of Nuevo Banco Bisel S.A.- SEDESA (see note 2.6)	71,653	68,890
Amounts payable	64,547	52,730
Other withholdings and additional withholdings	53,095	48,791
Collections and other transactions on account and behalf of others	42,353	66,752
Retirement pension payment orders pending settlement	33,107	15,203
Miscellaneous subject to minimum cash requirements	30,515	18,533
Miscellaneous not subject to minimum cash requirements	29,125	38,114
Miscellaneous	27,536	30,431
	437,495	397,733

6.6)	Other Liabilities - Other

Taxes payable	190,058	101,725
Miscellaneous payables	52,743	59,901
Salaries and payroll taxes payable	14,880	10,338
Withholdings on salaries	5,793	5,105
Prepayment for the sale of assets	2,636	4,657
Other	1,932	1,931
	268,042	183,657

6.7)	Memorandum accounts - Debit-balance accounts - Control - Other

Checks and securities in custody	2,479,467	2,398,401
Managed portfolios (see note 12)	396,662	407,378
Checks not yet collected	386,003	371,082
Checks and securities to be debited	196,088	144,302
Checks and securities to be collected	73,252	73,803
	3,531,472	3,394,966

09/30/2008	09/30/2007

6.8)	Financial income - Net income from government and private securities

Income from government securities	195,684	140,496
Income from participation in financial trusts	37,030	20,291
Other	15,263	12,273
	247,977	173,060

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

09/30/2008	09/30/2007

6.9)	Financial income - Other

Income from assets subject to financial lease	42,859	34,983
Interest on loans for export prefinancing and financing	34,798	26,557
Premiums on reverse repurchase agreements with the financial sector	34,755	27,882
Other	11,381	3,900
	123,793	93,322

6.10)	Financial expense - Other

Turnover tax	43,954	22,860
Valuation allowance of loans to the government sector - Communiqué “A” 3,911	29,982	12,128
Premiums on repurchase agreements with the financial sector	3,486	11,388
Other		286
	77,422	46,662

6.11)	Service-charge income - Other

Debit and credit card income	78,867	56,770
Service commissions - UTE (see note 2.4)	10,470	9,851
Rental of safe deposit boxes	7,847	6,800
Other	11,122	20,428
	108,306	93,849

6.12)	Service-charge expense - Other

Debit and credit card expense	34,625	30,057
Turnover tax	15,850	15,417
Commissions on loan placements	6,126	8,073
Other	12,726	11,863
	69,327	65,410

6.13)	Administrative expenses - Other operating expenses

Maintenance, conservation and repair expenses	22,698	19,154
Security services	20,951	18,076
Electric power and communications	17,845	15,231
Leases	11,297	10,531
Stationery and office supplies	8,016	8,051
Insurance	3,535	3,715
	84,342	74,758

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

09/30/2008	09/30/2007

6.14)	Other income - Other

Gain on transactions or sale of bank premises and equipment, and other assets	8,275	2,898
Other adjustments and interest on other receivables	3,661	1,808
Services provided to Banco del Tucumán S.A.	3,429	990
Certifications	666	297
Credit cards	521	1,451
Leases	328	263
Other	20,554	14,005
	37,434	21,712

6.15)	Other expense - Other

Tax on bank account transactions	21,400	14,755
Non-computable VAT credit	11,711	10,526
Shareholders’ personal assets tax	10,041	8,817
Turnover tax	3,379	1,180
Donations	2,128	905
Corporate bonds issuance expenses	110	8,146
Other	8,203	9,498
	56,972	53,827

7.	RESTRICTED ASSETS

As of Septiembre 30, 2008 and December 31, 2007, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 23,082 and 30,283 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
Central Bank notes (NOBACs) for 38,672 and 16,575 (for a face value of Ps. 37,210,000 and 16,202,000), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (ROFEX) and Mercado Abierto Electrónico S.A. (MAE).

c)
NOBACs, in Argentine pesos with variable coupon (BADLAR), for an amount of 29,981 and 48,087 (for a face value of Ps. 29,000,000 and 47,000,000, respectively) used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	Other government securities for of 250 and 294, respectively.

7.2)	Loans:

a)
Agreements for loans backed by pledges and unsecured loans for 9,553 and 12,801, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 13.2.) to the consolidated financial statements).

b)
Guaranteed Loans for 185,811 and 212,298 and Mortgage Bills for 18,491 and 26,389, respectively, securing the loan granted by the Central Bank to former Nuevo Banco Suquía S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, used for the deposit exchange option exercised by the holders of deposits with such bank.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

7.3)	Other receivables from financial intermediation:

a)	It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.

b)	Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 149,527 and 152,101, respectively.

c)
Contribution to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 9,948 and 10,000, respectively, made by the Bank on December 13, 2007, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

7.4)	Investments in other companies:

a)
Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Proposis S.A. in the amount of 450 (150 to each company), under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year:2003).

b)
Preferred shares of Nuevo Banco Bisel S.A. amounting to 66,240 with a secured first-degree security agreement in favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007 (see note 2.6.).

7.5)	Other receivables:

a)	Security deposits related to credit card transactions for 12,796 and 12,011, respectively.

b)	Other security deposits for 7,874 and 5,573, respectively.

8.	TRANSACTIONS WITH COMPANIES FALLING UNDER ARGENTINE BUSINESS ASSOCIATIONS LAW No. 19,550, SECTION 33

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates according to the provisions of Law No. 19,550 are as follows:

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries (1)	September 30, 2008	December 31, 2007

ASSETS

Cash			2,229			2,229	2,258

Loans	46,980					46,980

Other receivables from financial intermediation	662,095	70,000	5,720	17,190		755,005	443,099

Other receivables	688	556	2		13	1,259	1,349

Items pending allocation		1				1

Total assets	709,763	70,557	7,951	17,190	13	805,474	446,706

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries (1)	September 30, 2008	December 31, 2007
LIABILITIES

Deposits			303	2,901	361	3,565	2,700

Other liabilities from financial intermediation	661,921	70,024	5,821	17,435		755,201	550,340

Other liabilities	31	96				127	69

Items pending allocation	150					150

Total liabilities	662,102	70,120	6,124	20,336	361	759,043	553,109

MEMORANDUM ACCOUNTS

Debit-balance accounts - Control		661	192,986			193,647	18,550

Debit-balance accounts - Derivatives	502,164					502,164

Credit-balance accounts - Contingent				2,213		2,213	2,213

Credit-balance accounts - Derivatives	95,700					95,700

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries (1)	September 30, 2008	September 30, 2007

INCOME (LOSS)

Financial income	27,724	1,765		3		29,492	8,458

Financial expense	(16)	(813)	(6)			(835)	(4,863)

Service-charge income	2	18		32	2	54	404

Service-charge expense							(1)

Other income		3,429				3,429	990

Total income (expense)	27,710	4,399	(6)	35	2	32,140	4,988

(1)
Figures related to the subsidiaries Sud Inversiones & Análisis S.A., Macro Fondos S.A. Sociedad Gerente de Fondos comunes de Inversión and Red Innova Administradora de Fondos de Inversión S.A. “en liquidación” (“in liquidation”).

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

In addition, the Bank and its subsidiaries perform related party transactions in the normal course of business, both with respect to interest rate and prices, and guarantees required.

In this respect, the financing granted to such related parties amounted to 13,000 and 15,785 as of September 30, 2008, and December 31, 2007, respectively (consolidated figures). Additionally, deposits amounted to 169,743 and 141,683 (consolidated figures) as of those dates.
Also, as of September 30, 2008, the Bank had recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts, for a net (selling) position of 95,751. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with non-related parties. As of September 30, 2008, the net intermediation income from such transaction generated earnings of around 164 for the Bank.

Finally, during the first quarter for this year, the Bank sold miscellaneous assets to a related company, which generated income amounting to 3,306. In addition, during the fiscal year ended December 31, 2007, income in this regard amounted to 2,987.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2008, amounts to 683,979. In addition, since December 31, 2003, the Bank’s capital stock has changed as follows:

- As of December 31, 2003	608,943
- Capital stock increase approved by the shareholders’ meeting of September 26, 2005 (1)	75,000
- Capital stock increase approved by the shareholders’ meeting of June 4, 2007 (see Note 2.7)	36

As of September 30, 2008	683,979

(1)
On September 26, 2005, the Bank’s general regular and special shareholders’ meeting approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, the Bank submitted to the U.S. Securities and Exchange Commission (SEC) an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

On the other hand, as a result of the international macroeconomic context and the fluctuations of the capital markets in general, among other effects, the prices of local shares have been affected, including those of the Bank. Therefore, considering the Bank’s financial strength and in line with its commitment to shareholders, as of January 8, 2008, the Board of Directors decided to authorize the repurchase of its own common registered Class B shares with a face value of Ps. 1, each entitled to 1 vote, whether as shares or as American Depositary Shares (ADS). Given the successive extensions and changes made by the Bank’s Board of Directors, as of the date of these financial statements, the maximum amount to be invested by virtue of this program is 495,000, without exceeding the amount of 102,000,000 shares, and the price payable should range between Ps. 0,01 to Ps. 4 per share. Such authorization is effective until December 18, 2008.

In accordance with the above, from January 21, 2008, through October 30, 2008, the Bank acquired 61,743,000 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each and 114,800 ADSs (equivalent to 1,148,000 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each) for a total amount of 339,923. As of September 30, 2008, the amount for repurchasing own shares totaled 272,574.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On April 29, 2008, the Bank’s general regular and special shareholders’ meeting approved the actions taken through that date and delegated to the Board of Directors the power to sell the shares mentioned in the previous paragraph during a three-year term from the acquisition thereof. After such term, capital stock shall be reduced by operation of law for an amount equal to the nominal value of shares held in portfolio, which will be cancelled.

On October 1, 2008, the Bank’s Board of Directors requested the Buenos Aires Stock Exchange’s prior authorization to reduce the subscribed and paid in capital stock by an amount of up to 60,000 representing 60,000,000 Class B shares (with a face value of Ps. 1, each entitled to 1 vote), or the lesser amount of own shares reacquired through the date prior to the date on which the summons for the special shareholders’ meeting, (which would be discussing the capital stock reduction), was issued.

As of the date of issuance of these financial statements, the BCBA has not issued its decision in this respect.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Class	Original value			09/30/2008	12/31/2007

Subordinated corporate bonds	USD	83,000,000	a.1) and a.2)	23,129	13,878

Subordinated corporate bonds	USD	4,000,000	b)	1,761	2,503

Subordinated corporate bonds	USD	150,000,000	c.1)	482,501	474,314

Nonsubordinated corporate bonds	USD	150,000,000	c.2)	414,182	489,390

Nonsubordinated corporate bonds	USD	100,000,000	c.3)	318,331	310,147

Total				1,239,904	1,290,232

a.1)
On February 19, 1996, the Bank’s general regular and special shareholders’ meeting authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund), currently the FFRE (Business Enterprise Reconstruction Trust Fund), due to the acquisition of certain assets and liabilities of Banco Federal Argentino.

On April 16, 2003, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

a.2)
On April 12, 1995, the Bank’s general regular shareholders’ meeting approved creating a Global Program for the issuance of simple and unsecured Corporate Bonds, subordinated or not, nonconvertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

On July 20, 1998, the Bank received funds from a loan requested from FFCB for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of former Banco de Jujuy S.A.

On July 20, 2005, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

Pursuant to the request made by the Bank to the Managing Committee of FFCB on July 26, 1999, to restructure the financing previously granted, a loan agreement was entered into on December 29, 1999, by BNA, as FFCB’s trustee, and the Bank, whereby FFCB granted a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen its own computable equity.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB.

On December 29, 2006, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

The installments of the corporate bonds mentioned in a.1) and a.2) were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER. In that regard, subsequent settlements were made following such method, taking into account what is stated in the following paragraphs.

Subsequently, the Managing Committee of FFRE objected to the dedollarization of 50% of its loans, as well as to certain aspects related to the applicable interest rate and the treatment of the compensatory and punitive interest, thus requesting the reassessment of the payments made.

In this regard, on April 20, 2007, the Bank paid 33,500 to settle the amounts owed for to the Subordinated Corporate Bonds with a face value of USD 60,000.000 and USD 5,000,000.

Also, on October 9, 2008, the Bank paid 23,536, to settle the amounts owed in relation to the Subordinated Corporate Bonds with a face value of USD 18,000,000, with the Bank, BNA (in its capacity as trustee of FFRE and/or its successor) and FFRE, mutually committed to abandoning any administrative or legal proceedings resulting from the loan.

b)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of former Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to former Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

Through September 30, 2008, the Bank had amortized the equivalent of USD 3,200,000 (original value). The installments of the corporate bonds were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.

c)
On September 1, 2006, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On June 4, 2007, the general regular and special shareholders’ meeting approved the increase of the USD 400,000,000 cap (four hundred million US dollars) of the Global Program for the Issuance of Corporate Bonds to USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, as set forth in the original program.

c.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be neither fall due and payable if: (a) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (b) there is a general prohibition by the Central Bank; (c) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (d) the Bank is receiving financial assistance from the Central Bank under Article 17 of Central Bank Charter; (e) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (f) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, may the payment of interests exceed net unappropriated retained earnings (calculated under Communiqué “A” 4,591) which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576. On April 29, 2008, the general regular shareholders’ meeting approved the creation of the special reserve to service interest payable during the fiscal year 2008. As of September 30, 2008, the remainder of such reserve amounted to 10,474. Also, on June 18, 2008, 22,160 were paid.

The Bank used the funds derived from such issuance to grant loans.

c.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year, starting on August 1, 2007. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

For the same reasons regarding the macroeconomic context summarized in note 9 above, as of September 30, 2008, the Bank repurchased nonsubordinated corporate bonds of this class for a face value amount of USD 20,350,000, having settled a face value amount of USD 19,500.000, therefore, the remaining principal outstanding totals a face value amount of USD 130,500,000. As of October 30, 2008, such repurchases total a face value amount of USD 32,725,000, having been fully settled; therefore, the remaining principal outstanding totals a face value amount of USD 117,275,000.

c.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year, starting on December 7, 2007. Additionally, the Bank will only be able to redeem such issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

For the same reasons regarding the macroeconomic context summarized in note 9 above, as of October 30, 2008, the Bank repurchased nonsubordinated corporate bonds of this class for a face value amount of USD 1,500,000, having been fully settled; therefore, the remaining principal outstanding totals a face value amount of USD 98,500,000.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The corporate bonds mentioned in c.1) through c.3) above both included "registration rights agreements" entered into by the Bank and the placing agents whereby Banco Macro S.A. agreed to file with the SEC (Securities Exchange Commission) and make its best efforts to obtain an authorization to exchange those issuances for those registered with the SEC. Such agreements established deadlines and penalties for the Bank to carry out the process.

On August 16, 2007, the SEC authorized the abovementioned exchange offers.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Call and put options.
-	Interest rate swap.

Such transactions were valued as explained in notes 3.3.h.1), 3.3.h.2) and 3.3.m).

Positions of transactions effective as of September 30, 2008, and December 31, 2007, are as follows:

Transaction	09/30/2008	12/31/2007

Net liability position of repurchase agreements	(981,656)	(787,288)

Net asset position of forward foreign-currency transactions without delivery of underlying asset (a)	268,017	236,573

Position of put options sold on BODEN 2007, 2012 and 2013 coupons (b)	98,392	113,776

Interest rate swap (c)	29,194	29,388

Net income (loss) resulting from these transactions for the six-month periods ended September 30, 2008, and 2007, amount to income (loss):

Transaction	09/30/2008	09/30/2007

Premiums on reverse repurchase agreements	36,107	29,427

Premiums on repurchase agreements	(3,486)	(11,985)

Interest rate swap	864

Forward foreign-currency transactions offset	9,165	2,235

Transactions with options		1,812

Total	42,650	21,489

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and M.A.E. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(b)
Relates to put options on coupons of the Argentine Government Bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(c)
Relates to an interest rate swap agreement whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (LIBOR at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018.

The amount booked under the Bank’s memorandum accounts and disclosed previously, is related to the residual principal of the loan (notional value of the transaction).

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of September 30, 2008 and December 31, 2007, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,443 and 14,664, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of September 30, 2008 and December 31, 2007, the loans portfolio managed amounts to 43,475 and 44,068, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of September 30, 2008 and December 31, 2007, the loans portfolio managed amounts to 85,154 and 80,890, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets booked in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, the Central Bank Board of Governors -under Section No. 35 bis II b), Financial Institutions Law- provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of September 30, 2008 and December 31, 2007, the portfolio managed by the Bank amounted to 127,410 and 136,810, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos, except for where indicated)

e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of September 30, 2008, and December 31, 2007, the portfolio managed by the Bank for principal and accrued interest amounted to 62,497 and 63,037, respectively. See also note 15.2 to the stand-alone financial statements.

f)	In addition, as of September 30, 2008 and December 31, 2007, the Bank had under its management other portfolios for total amounts of 63,683 and 67,909, respectively.

13.	MUTUAL FUNDS

As of September 30, 2008, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Investments (a)

Pionero Pesos	427,234,971	536,347	395,979

Pionero Renta Ahorro	40,104,454	50,117	48,065

Pionero Latam	21,056,178	61,220	57,414

Pionero F.F. - Fideicomiso Financieros	15,898,184	17,587	17,567

Pionero Renta	8,470,738	16,303	14,662

Pionero Crecimiento	2,040,607	3,866	3,642

Pionero Global	779,221	794	787

Galileo Event Driven F.C.I.	8,691,692	43,704	41,127

Galileo Argentina F.C.I.	3,054,449	9,566	9,255

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 8.3544% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 9,229 of March 25, 2008.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes.

As of September 30, 2008, and December 31, 2007, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 38,882 and 27,367, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	09/30/2008	12/31/2007

Certificates of participation:

Tucumán (a)	19,151	134,474

San Isidro (b)	16,782	16,782

Tarjeta Shopping (c)	15,381

Godoy Cruz (d)	13,965	12,511

Metroshop (c)	12,206

Luján (e)		43,530

Other	12,783	13,165
Subtotal certificates of participation	90,268	220,462

Debt securities:

Secubono (c)	30,591	4,055

Megabono (c)	27,808

Consubono (c)	26,441

Garbarino (c)	26,249

Tarjeta Shopping (c)	23,108	29,989

Confibono (c)	22,118

Consubond (c)	19,092

Fidebica (c)	7,239

Metroshop (c)	4,655	12,425

Onext (f)		14,524

Others	17,853	16,037
Subtotal debt securities	205,154	77,030
Total	295,422	297,492

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(a)	Fideicomiso Tucumán

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”.

The trustors assign to the trust debt securities issued by the trust “Fideicomiso República”, the purpose of which is the recoverability of certain assets, mainly loans and real property of former Banco República.

In addition, the purpose of the trust "Fideicomiso Tucumán” is to collect debt securities issued by the trust “Fideicomiso República” and settle the certificates of participation issued. To this end, Class “A” and Class “B” certificates of participation in the trust “Fideciomiso Tucumán” were issued. Class “B” certificates of participation are subordinated to the collection of Class “A” certificates of participation.

As of December 31, 2007, Banco Macro S.A. was the beneficiary of 100% of Class “A” certificates of participation.

On June 6, 2008, Federalia Sociedad Anónima de Finanzas and Maxifarm S.A. (beneficiaries of Class “B” certificates of participation in the trust “Fideicomiso Tucumán”) partially redeemed their Class “B” certificates of participation issued by the trust, receiving the residual values of the debt securities issued by the trust “Fideicomiso República” as consideration. Furthermore, Federalia Sociedad Anónima de Finanzas and Maxifarm S.A. released the Class “B” certificate of participation, which was purchased by Banco Macro S.A.

Given the nature of the remaining corpus assets, it was appropriate to partially modify Class “A” certificates of participation, which were replaced by a Class “A” certificate in Argentine pesos and a Class “A” certificate of participation in US dollars, both in favor of Banco Macro S.A.

On July 29, 2008, Banco Macro S.A. as beneficiary of 100% of the certificates of participation issued by Fideicomiso Tucumán, exercised the “Redemption in kind” option, requesting the total redemption of the “A” certificate of participation in Argentine pesos, the “A” certificate of participation in US dollars and the partial redemption of the “B” certificate of participation.

As per the latest accounting information available to date, corpus assets amounted to about 48,177. The recoverable value of corpus assets exceeds the Bank’s book values.

This trust will end with the full settlement of the certificates of participation.

(b)	Fideicomiso San Isidro

The purpose of the trust “Fideicomiso San Isidro” is to realize the real property received in trust and to use the proceeds to settle the certificates issued by the trust. This means that cash flows for the settlement of certificates of participation would result from the sale of the real property mentioned in the preceding paragraph.

Therefore, on June 4, 2001, the former República S.A. de Finanzas, in its capacity as trustor, entered into a trust agreement, whereby the financial trust “San Isidro” was created.

By virtue of the agreement, the trustor assigned to the trust a real property located in San Isidro, Province of Buenos Aires, to realize it and to use the proceeds to settle the certificates of participation issued by the trust: Class “A”, Class “B” (subordinated to the Class “A” certificate of participation) and Class “C” for the remainder (subordinated to the Class “A” and Class “B” certificates of participation).

The certificates of participation were delivered to Banco Macro S.A. (the Bank owns 100% of the certificates issued by the trust) to repay the loan previously granted to República S.A. de Finanzas.

On May 10, 2007, a real property development agreement was signed to carry out the Real Property Project, based on a decision by the trust’s beneficiaries in conformity with the provisions set forth in the trust agreement.

As per the latest accounting information available to date, corpus assets amounted to about 71,152.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(c)
Mainly including provisional certificates of participation and debt securities issued in the different series of financial trusts through a public offering entered into by the Bank under underwriting agreements. Through those agreements, the Bank prepays the price for the placement of provisional securities to the trustor. Once final certificates and debt securities are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

(d)	Fideicomiso Godoy Cruz

On August 29, 2006, Banco Finansur S.A., as trustee, and Corporación de los Andes S.A., as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Godoy Cruz”.

The trustor assigned to the trust “Fideicomiso Godoy Cruz” buildings and plots of land located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza.

In addition, Class “A”, Class “B” (subordinated to the Class “A” certificates of participation) and Class “C” (subordinated to Class “A” and Class “B”) certificates of participation were issued.

The purpose of the trust is to sell the assets mentioned above and to use the proceeds to settle the certificates of participation issued.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 100% of the Class “A” certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 22,484.

This trust will end with the full settlement of the certificates of participation.

(e)	Fideicomiso Luján

The financial trust “Fideicomiso Financiero Luján” was created to reduce the credit risk of the financing granted to Federalia S.A. de Finanzas. To such end, on May 20, 2003, Federalia S.A. de Finanzas, in its capacity as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Luján”.

The trustors assigned to the trust real property located in the Province of Buenos Aires, Argentina.

Furthermore, “Nuevo A”, “A Prima” (subordinated to the Class “Nuevo A” certificates of participation) and Class “B” certificates of participation (subordinated to the Class “A” and “A Prima” certificates of participation) were issued. As of December 31, 2007, Banco Macro S.A. was the beneficiary of 100% of the certificates of participation issued.

As of June 6, 2008, Banco Macro S.A. sold 100% of the certificates of participation to Federalia S.A. de Finanzas.

(f)	Fideicomiso Onext

The purpose of the trust “Fideicomiso Onext” is to guarantee the repayment of the financing granted by the Bank and Banco Credicoop Cooperativo Limitado to Dalvian House S.A., Conjunto los Cerros S.A. and Dalvian Constructora S.A.

Consequently, on May 19, 2005, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacity as trustors, entered into an agreement whereby the financial trust “Fideicomiso Financiero Onext” was created.

The trustors assigned certain real property to the trust “Fideicomiso Onext”. The purpose of such trust is to sell the real property to settle the debt securities issued by the trust and distribute the remaining corpus assets, if any, among the holders of the certificates of participation in their respective proportions.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 50% of the debt securities issued under “Fideicomiso Onext”.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On July 16, 2008, an agreement was signed to liquidate and terminate the trust, with the related distribution of corpus assets.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

The trust in effect, created using assets transferred by the Bank, is shown below:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Financiero "Retuc 1"	Banco Macro S.A.	S.I.A.S.A.	Cooperativa de Vivienda Cons. y Créd. Ltda.	03/31/2006	3,184	(1)

(1) Amount of the corpus assets, as per the latest accounting information available to date.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor´s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Under this kind of trust, the Bank grants loans to trustors and creates a trust, where the trustor transfers an asset or right it owns to ensure compliance with the loan received.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

Below is a breakdown of the trusts that are effective to date:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso de Energía Distribuida II	Emgasud SA	S.I.A.S.A.	Banco Macro S.A. - ABN AMRO Bank	05/25/2008	127,619	(1)
Fideicomiso de garantía Autopista Pilar – Pergamino I	Corredor Americano S.A.	S.I.A.S.A.	Banco Macro S.A.- Banco Hipotecario S.A.–Banco de Inversión y Comercio Exterior S.A.	12/12/2007	65,833	(1)
Fideicomiso de garantía Transporte urbano de pasajeros de Rosario	Empresa mixta de Transporte de Rosario S.A.	Banco Macro S.A.	Nuevo Banco Bisel S.A.	12/28/2007	19,050	(1)
Prenda y Cesión Fiduciaria en Garantía Sunny Land S.A.	Natural persons not related to the Bank	S.I.A.S.A.	Banco Macro S.A.	04/04/2007	12,629	(1)
Prenda y Transferencia Fiduciaria en Garantía Fibra Papelera S.A.	Agrotécnica del Sur S.A. and natural persons not related to the Bank	S.I.A.S.A.	Banco Macro S.A.	03/23/2007	12,016	(2)
Fideicomiso Reginald Lee	Reginald Lee S.A.	S.I.A.S.A.	Banco Macro S.A.	02/26/2008	10,250	(1)

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Provincia de Salta Avenida de Circunvalación	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	05/2006	7,125	(3)
Other (4) and (5)					14,356

(1)	The Bank estimated the value of the managed assets based on the amount pending amortization as of September 30, 2008, of the loans granted.

(2)	Related to the equity value of the shares transferred by the trustor to the trust.

(3)	Related to the monthly average on a straight-line basis of the funds managed during the nine-month period ended September 30, 2008, or as from the starting date, if applicable.

(4)
Related to the trusts related to the following trustors: La Veloz del Norte S.A., Province of Salta, Sucesión Yeizel Katz S.H., Municipality of the Province of Salta, Grunhaunt Construcciones S.A., Horizonte S.A., EN.J.A.S.A., Los Castillos S.A., Transporte Automotor Plaza S.A., Compañía de Inversiones y Participaciones S.A., Unider Internacional S.A., Conta Walter Mario S.R.L., Trenes de Buenos Aires and Aeropuertos del Neuquén S.A.

(5)
Related to the following trusts undergoing liquidation proceedings: Casino Club, Fideicomiso de la Municipalidad Ciudad de Salta – Obra Puente Gobernador Roberto Romero and Fideicomiso Transporte Automotor Plaza.

15.4.	Trusts in which the Bank acts as trustee (administration).

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors. On the last day of each month, the trust’s assets are not material because they are transferred periodically by the trustee (the Bank) to the beneficiary according to the trust agreement. To such end, the Bank enters into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Below is a breakdown of the trusts that are effective to date:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso para el Fortalecimiento y Saneamiento Municipal - Banco Macro Bansud S.A. y Gobierno Provincial - Ley 5435	Provincial government	Banco Macro S.A.	Municipalities and municipal commissions of the Province of Jujuy	12/29/2004	101,374	(1)

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso de Garantía CONTA	Conta Walter Mario S.R.L.	Banco Macro S.A.	Barclays Bank PLC	04/20/2007	30,516	(2)
Fideicomiso Saeta - Banco Macro Bansud S.A.	Sociedad Anónima de Transporte Automotor (S.A.E.T.A.)	Banco Macro S.A.	Employees of companies, social security agencies, statutory health care organizations, tax authorities, among others.	10/06/2005	12,463	(1)
Fideicomiso IPSS	Ministry of Treasury and Public Works of Salta	Banco Macro S.A.	Health Institute of the Province of Salta	03/28/2003	9,065	(1)
Fideicomiso No Financiero entre Banco Macro S.A. y la Secretaría de Estado de Economía de la Provincia de Jujuy	Economy Department of the Province of Jujuy	Banco Macro S.A.	Economy Department of the Province of Jujuy	05/11/2000	6,675	(1)
Other (3)					15,653

(1)	Related to the monthly average on a straight-line basis of the funds managed during the nine-month period ended September 30, 2008, or as from the starting date, if applicable.

(2)	The Bank estimated the value of the managed assets based on the amount pending amortization of the as of September 30, 2008, of the loans granted.

(3)
Related to the trusts related to the following trustors: Province of Misiones, Municipality of the City of Salta, Province of Salta, Ministry of Treasury of the Province of Salta and the Ministry of Public Health of Salta, Hospital Privado Centro Médico Córdoba and Cooperativa de Agua Potable y Otros Servicios.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for September 2008 are listed below, indicating the balances as of month-end of the related accounts:

Item	Balance as of 09/30/2008

Cash

Cash on hand	512,512

Amounts in Central Bank accounts	1,573,005

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	149,527

Total	2,235,044

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

18.	CLAIMS FROM THE FEDERAL PUBLIC REVENUE AGENCY (AFIP) – FEDERAL TAX BUREAU (DGI)

a)
On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that –in the former Banco Bansud S.A.’s opinion– were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of September 30, 2008, the outstanding amount of 4,478 was recognized in the “Other liabilities” account.

b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP – DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the six-month irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

In the last few months, and more markedly so after the period ended September 30, 2008, the financial markets of the world's leading countries have been rocked by volatility, lack of liquidity and credit, leading to plunges in stock market indices. As a result of the combination of these elements, an economic deceleration on a worldwide scale ensued. In spite of the actions taken by the main countries, the future development of international markets remains uncertain.

In Argentina, specifically, also after the period ended September 30, 2008, and as a result of international financial conditions, stock markets registered marked decreases in the prices of government and private securities, as well as an increase in interest rates and in the country risk, among others. Furthermore, in October an announcement was made of a bill seeking to change the current privately-managed pension fund system.

Bank Management is in the process of constantly assessing the effects of the abovementioned situations, to determine the possible actions to take in light of possible impacts that may affect the future of its financial situation.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the case in re “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court of Justice clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures" holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

As mentioned in notes 3.3.l.2) and 3.3.l.3), under Central Bank Communiqués “A” 3,916 and “A” 4,686, as of September 30, 2008, and December 31, 2007, the Bank continued capitalizing in “Intangible assets” the amounts of 26,287 and 31,152 at stand-alone level, respectively, and a total of 42,763 and 53,450 at consolidated level, respectively, net of related amortizations, with respect to the differences resulting from the payments of deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decision dated March 20, 2007, and the provisions of Presidential Decree No. 214/02, as supplemented.

Additionally, as of September 30, 2008, and December 31, 2007, the Bank booked the additional payables related to such regulation under the “Provisions” account in the amount of 7,800 and 7,970 at the stand-alone level, respectively, and a total of 17,514 and 21,146 at consolidated level, respectively. Considering what has been mentioned in note 3.3.l.2),the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
Central Bank Communiqué “A” 4,152 dated June 2, 2004, lifted the suspension of earnings distribution established by Communiqué “A” 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the SEFyC. In addition, through Communiqué “A” 4,589 and 4,591, the Central Bank published the general procedure to approve the request for the authorization to distribute earnings.

b)
In addition, as mentioned in notes 3.3.l.2) and 3.3.l.3), the Bank capitalized under the “Intangible assets” account amounts for differences resulting from compliance with court orders related to the dedollarization of deposits. As established by such agency regarding the distribution of earnings, these amounts should be deducted from “Unappropriated earnings” as of year-end. As of September 30, 2008, such amount was 26,287 (net of amortizations).

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)
As mentioned in note 10.a), under the agreements entered into with the FFCB, the Bank may not distribute as cash dividends an amount exceeding 50% of liquid and realized income. In addition, the Bank may not distribute as cash dividends an amount exceeding 25% up to 50% of liquid and realized income, unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total dividends distributed in cash. In this regard, on October 9, 2008, the Bank made the final payment of the subordinated corporate bond.

d)
According to Law No. 25,063, the dividends distributed in cash or in kind will be subject to a 35% income tax withholding as a single and final payment. Dividend payments are subject to such withholding if they exceed the sum of: (i) the accumulated taxable earnings accumulated as of the year-end immediately prior to the payment or distribution date net of the income tax paid for the fiscal years which income is being distributed and (ii) certain tax-exempt income (such as dividend payments from other corporations). This is applicable for tax years ended as from December 31, 1998.

e)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% p.a.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank's prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008		12/31/2007	09/30/2008
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
- Local
Consolidation bonds of social security payables in pesos – Third series at 2%	62,815	62,815	646	(16,962)		(16,962)
Federal government bonds in US dollars at LIBOR - Maturity: 2012	58,736	58,736	140,068	65,142	60,568	125,710
Federal government bonds at 7% - Maturity: 2017	48,336	48,336		48,346		48,346
Discount bonds denominated in pesos - Maturity: 2033	35,075	35,075	8,611	24,082		24,082
Secured bonds under Presidential Decree No. 1,579/02	24,401	24,401	35,576	24,643		24,643
Federal government bonds in US dollars at 7% - Maturity: 2013	17,760	17,760
Federal government bonds in pesos – Maturity: 2014	10,533	10,533	10,426	3,600		3,600
Consolidation bonds in pesos – Second series	9,682	9,682	3,537	9,807		9,807
Consolidation bonds of social security payables in pesos – Fourth Series	9,543	9,543	14,890	6,448		6,448
Consolidation bonds in pesos – Fourth series	4,775	4,775	3,351	(17)		(17)
Consolidation bonds in pesos – Sixth series	4,087	4,087	2,036	4,089		4,089
Federal government bonds in US dollars at LIBOR - Maturity: 2013	2,391	2,391	4,397	(61,781)	37,824	(23,957)
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	1,345	1,345	368	1,345		1,345
Par bonds denominated in pesos - Maturity: 2038	403	403	1,590	403		403
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	382	382		382		382
GDP - related securities in US dollars - Maturity: 2035 (governed by Argentine legislation)	260	260	28	260		260
Discount bonds denominated in US dollars - Maturity: 2033 (governed by Argentine legislation)	256	256		256		256
GDP-related eligible securities in US dollars - Maturity: 2035 (governed by New York State legislation)	179	179	214	179		179
Bonds of Amortization at 5.5% - Province of Mendoza - Maturity: 2018			7,533
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán – Consadep – First series			1,627
Other	189	189	1,765	185		185
Subtotal holdings for trading or financial intermediation		291,148	236,663	110,407	98,392	208,799

Unlisted government securities
- Local
Argentine Government bonds in Argentine pesos at private Badlar + 350 (Bonar XIII) - Maturity: 2013		25,289		25,289		25,289
Other		5	16	1		1
Subtotal unlisted government securities		25,294	16	25,290		25,290

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008		12/31/2007	09/30/2008
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 10-15-08	588,710	588,710
Central Bank of Argentina bills in pesos – Maturity: 01-09-08			19,929
Central Bank of Argentina bills in pesos – Maturity: 11-12-08			1,765
Central Bank of Argentina bills in pesos – Maturity: 01-21-09			8,605
Subtotal Central Bank of Argentina Bills – Under repo transactions		588,710	30,299

Central Bank of Argentina Internal bills - Unlisted - Own portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 10-01-08		190,000		190,000		190,000
Central Bank of Argentina Internal bills in pesos – Maturity: 10-29-08		148,531		148,531		148,531
Central Bank of Argentina Internal bills in pesos – Maturity: 12-03-08		98,175		98,175		98,175
Subtotal Central Bank of Argentina Internal bills - Unlisted - Own portfolio		436,706		436,706		436,706

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11-26-08	112,790	112,790	130,757	108,816		108,816
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12-03-08	101,570	101,570		101,570		101,570
Central Bank of Argentina notes in pesos adjustable by CER - Maturity: 12-24-08	52,704	52,704	154	52,704		52,704
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10-15-08	45,985	45,985	57,510	45,985		45,985
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12-17-08	36,038	36,038	9,587	36,038		36,038
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-11-09	25,186	25,186	29,290	25,186		25,186
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10	21,084	21,084		30,120		30,120
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11-05-08	16,388	16,388	32,841	16,388		16,388
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10	6,138	6,138	6,105	6,138		6,138
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10	1,868	1,868	1,973	1,868		1,868
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05-07-08			200,102
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08-06-08			178,411
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04-16-08			161,335
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07-16-08			118,409
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09-10-08			60,329
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			34,041
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-20-08			354,320
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-26-08			254,873
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-05-08			192,663
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01-23-08			33,955
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		419,751	1,856,655	424,813		424,813

Subtotal Instruments issued by the Central Bank of Argentina		1,445,167	1,886,954	861,519		861,519

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008		12/31/2007	09/30/2008
Name	Market value	Book balance	Book balance	Position Without Options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		1,445,167	1,886,954	861,519		861,519

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11-26-08	175,465	175,465	102,234	5,095		5,095
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11-05-08	102,600	102,600		26,676		26,676
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12-17-08	98,116	98,116
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09	90,674	90,674		39,463		39,463
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 11-26-08		31,600
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09-10-08			290,664
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08-06-08			154,473
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10			32,557
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-20-08			61,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10			25,437
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05-07-08			15,365
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-11-09			10,056
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10-15-08			5,165
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-05-08			4,038
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10			4,022
Subtotal Central Bank of Argentina Notes – Under repo transactions		498,455	705,181	71,234		71,234

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-25-09		416,479		416,479		416,479
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-20-10		206,457		206,457		206,457
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 11-26-08		183,103		183,103		183,103
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-06-09		155,067		155,067		155,067
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-12-09		153,884		153,884		153,884
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 12-10-09		121,499		121,499		121,499
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-07-09		112,242		222,370		222,370
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-15-09		104,110		104,110		104,110
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-04-09		101,883		101,883		101,883
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 06-24-09		80,853		80,853		80,853
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-29-09		51,643		51,643		51,643
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-13-09		51,564		51,564		51,564
Subtotal Central Bank of Argentina internal notes - Unlisted - Own portfolio		1,738,784		1,848,912		1,848,912
Total instruments issued by the Central Bank of Argentina		3,682,406	2,592,135	2,781,665		2,781,665
Total government securities		3,998,848	2,828,814	2,917,362	98,392	3,015,754

INVESTMENTS IN LISTED PRIVATE SECURITIES

Equity securities
- Local
Shares - Quickfood S.A. - Class "B" Shares	347	347		202		202
Subtotal equity securities		347		202		202
Total Investments in listed private securities		347		202		202
Total government and private securities (2)		3,999,195	2,828,814	2,917,564	98,392	3,015,956

(1) The position without options as of September 30, 2008, results from the following disclosure:

Holdings as of September 30, 2008	3,999,195
Plus: Loans of government securities	9,703
Plus: Spot and forward purchases pending settlement	365,030
Less: Deposits of government securities	76,512
Less: Spot and forward sales pending settlement	1,379,852
2,917,564

(2) As of September 30, 2008, and December 31, 2007, the Bank booked allowances for impairment in value amounting to 27 (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008	12/31/2007

COMMERCIAL

In normal situation	5,174,367	4,327,168
With Senior “A” guarantees and counter-guarantees	111,147	53,524
With Senior “B” guarantees and counter-guarantees	438,866	362,467
Without Senior guarantees or counter-guarantees	4,624,354	3,911,177

Subject to special monitoring	6,782	9,024
In observation
With Senior “B” guarantees and counter-guarantees	1,996	2,121
Without Senior guarantees or counter-guarantees	4,786	6,903

Troubled	14,907	4,251
With Senior “B” guarantees and counter-guarantees	9,728	2,160
Without Senior guarantees or counter-guarantees	5,179	2,091

With high risk of insolvency	16,020	19,061
With Senior “B” guarantees and counter-guarantees	2,881	1,981
Without Senior guarantees or counter-guarantees	13,139	17,080

Irrecoverable	13,376	12,819
With Senior “B” guarantees and counter-guarantees	6,901	7,855
Without Senior guarantees or counter-guarantees	6,475	4,964

Irrecoverable according to Central Bank's rules		253
Without Senior guarantees or counter-guarantees		253

Subtotal Commercial	5,225,452	4,372,576

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008	12/31/2007

CONSUMER

Performing	4,241,204	3,824,132
With Senior “A” guarantees and counter-guarantees	15,518	12,192
With Senior “B” guarantees and counter-guarantees	562,098	557,514
Without Senior guarantees or counter-guarantees	3,663,588	3,254,426

Low risk	84,621	126,000
With Senior “A” guarantees and counter-guarantees	78	261
With Senior “B” guarantees and counter-guarantees	8,121	20,223
Without Senior guarantees or counter-guarantees	76,422	105,516

Medium risk	55,455	43,473
With Senior “A” guarantees and counter-guarantees	114
With Senior “B” guarantees and counter-guarantees	4,921	7,251
Without Senior guarantees or counter-guarantees	50,420	36,222

High risk	71,184	31,625
With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	2,952	1,963
Without Senior guarantees or counter-guarantees	68,231	29,662

Irrecoverable	19,934	18,412
With Senior “A” guarantees and counter-guarantees		127
With Senior “B” guarantees and counter-guarantees	4,452	5,945
Without Senior guarantees or counter-guarantees	15,482	12,340

Irrecoverable according to Central Bank's rules	1,335	4,916
With Senior “A” guarantees and counter-guarantees	2	10
With Senior “B” guarantees and counter-guarantees	168	928
Without Senior guarantees or counter-guarantees	1,165	3,978

Subtotal Consumer	4,473,733	4,048,558
Total	9,699,185	8,421,134

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING FACILITIES CONCENTRATION
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008		12/31/2007
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,858,380	19.16	1,384,740	16.44
50 next largest customers	1,576,195	16.25	1,481,892	17.60
100 next largest customers	831,417	8.57	724,264	8.60
Other customers	5,433,193	56.02	4,830,238	57.36

Total	9,699,185	100.00	8,421,134	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	27	1,248	10,042		96,437	34,471	483,764	625,989
Financial sector		145,248	10,365	4,800	3,923	2,800	7,249	174,385

Non-financial private sector and foreign residents	175,338	2,480,688	901,295	1,017,182	938,846	1,208,899	2,176,563	8,898,811

Total	175,365	2,627,184	921,702	1,021,982	1,039,206	1,246,170	2,667,576	9,699,185

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

							Information on the issuer
	09/30/2008					12/31/2007	Data from latest financial statements
	Shares and interests
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina

Nuevo Banco Bisel S.A.	Common	1	1	841,682,603	1,239,182	1,041,228	Financial institution	09/30/08	845,082	1,312,620	199,254
Nuevo Banco Bisel S.A. (1)	Preferred	1		66,604,774	68,432	67,932	Financial institution	09/30/08	66,605	1,312,620	199,254
Banco del Tucumán S.A.	Common	100	1	395,341	129,566	108,095	Financial institution	09/30/08	43,960	144,071	23,874
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	16,533	16,636	Brokerage house	09/30/08	12,886	16,593	1,807
Sud Inversiones & Análisis S.A.	Common	1	1	6,475,143	12,039	11,361	Services	09/30/08	6,567	11,567	824
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	953	1,501	Mutual funds management	09/30/08	1,713	5,009	2,953
Macro Valores S.A.						166
Foreign
Macro Bank Limited (ex - Sud Bank & Trust)	Common	1	1	9,816,899	122,589	118,320	Financial institution	09/30/08	9,817	122,589	4,269
Red Innova Administradora de Fondos de
Inversión S.A. "en liquidación"	Common	1,000	1	4,156	312	362	Cash management	09/30/08	1,172	612	(98)
Subtotal subsidiaries					1,589,606	1,365,601

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/07	23,599	56,536	16,682
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	06/30/08	7,200	8,555	514
Visa Argentina S.A.	Common	1	1	951,018	19,050	238	Business services	05/31/08	1	454,782	429,039
C.O.E.L.S.A.	Common	1	1	70,650	105	95	Financial Services	12/31/07	1,000	1,760	72
A.C.H. S.A.	Common	1	1	52,000	52	52	Electronic information services	12/31/07	650	1,824	109
Mercado Abierto Electrónico S.A.	Common	1,200	1	4	47	47	Electronic information services	12/31/07	242	10,811	2,740
Macroaval S.G.R.	Common	1	1	30,500	31	31	Reciprocal guarantee corporation	12/31/07	250	1,249	(295)
Argentina Clearing S.A.	Common	30	1	30	31	31	Services	07/31/07	5,658	7,409	915
Garantizar S.G.R.	Common	1	1	10,000	10	10	Reciprocal guarantee corporation	12/31/07	4,801	213,186	(919)
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	247	248	Financial institution	12/31/07	882,217	1,929,203	227,430
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	181	183	Financial institution	12/31/07	882,217	1,929,203	227,430
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	10	10	Financial institution	12/31/07	882,217	1,929,203	227,430
Subtotal non-subsidiaries					22,867	4,048

Total in financial institutions, supplementary and authorized activities					1,612,473	1,369,649

In other companies
- Non-subsidiaries
In Argentina
Proin S.A.	Common	1	1	244,457	293	293	Juice production	09/30/07	4,604	7,538	421
El Taura S.A.					185	185	Hotel construction and explotation	12/31/07	420	2,894	(297)
Tunas del Chaco S.A. (2)					150	150	Agriculture	12/31/07	12	982	31
Emporio del Chaco S.A. (2)					150	150	Agriculture	12/31/07	12	942	5
Prosopis S.A. (2)					150	150	Agriculture	12/31/07	12	738	(20)
Other					325	575
Foreign
SWIFT S.A.	Common	1	1	3	15	16	Services	12/31/07	567,556	1,169,248	105,710
Total in other companies					1,268	1,519
Total (3)					1,613,741	1,371,168
(1) See Note 7.4.b).
(2) See Note 7.4.a).
(3) As of September 30, 2008 and December 31, 2007, the Bank carried 247 and 697, respectively, as allowance for impairment in value (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the period		Net book value at end
	beginning of				Years of		of the
Item	fiscal year	Additions	Transfers	Retirements	useful life	Amount	period

Bank premises and equipment
Buildings	166,951	6,769	27,516	6,147	50	4,969	190,120
Furniture and facilities	19,176	6,978		68	10	3,135	22,951
Machinery and equipment	65,813	27,871		78	5	16,109	77,497
Vehicles	41,532	645	70	13,102	5	5,941	23,204

Total	293,472	42,263	27,586	19,395		30,154	313,772

Other assets
Works in progress	54,218	11,555	(27,516)	658			37,599
Works of art	1,189						1,189
Prepayments for the purchase of assets		3,107	(1,986)				1,121
Foreclosed assets	23,243	443	32	3,247	50	283	20,188
Leased buildings	3,459	639		368	50	34	3,696
Stationery and office supplies	2,620	9,754		8,299			4,075
Other assets	94,100	2,331	1,884	31,123	50	490	66,702

Total	178,829	27,829	(27,586)	43,695		807	134,570

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at			Amortization for the period		Net book
	beginning of			Years of		value at end
Item	fiscal year	Additions	Retirements	useful life	Amount	of the period

Goodwill	71,916			10	6,331	65,585
Organization and development costs (1)	96,435	29,987	8	5	28,869	97,545

Total	168,351	29,987	8		35,200	163,130

(1) This includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2008, AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008		12/31/2007
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,928,400	22.23	1,665,093	15.87
50 next largest customers	2,314,838	17.57	1,618,693	15.43
100 next largest customers	841,696	6.39	650,037	6.20
Other customers	7,087,577	53.81	6,555,575	62.50
Total	13,172,511	100.00	10,489,398	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	9,976,313	2,283,738	513,280	369,223	29,314	643	13,172,511

Other liabilities from financial intermediation

Central Bank of Argentina	1,110		492	38,851	38,851	78,236	157,540
Banks and International Institutions	30,449	13,897	23,069	7,018	156,510		230,943
Non-subordinated corporate bonds		10,391	5,691			716,431	732,513
Financing received from Argentine Financial Institutions	109,962	432	2,145	1,295	3,345	38,736	155,915
Other	361,958	224	342	730	1,489	73,163	437,906
	503,479	24,944	31,739	47,894	200,195	906,566	1,714,817

Subordinated corporate bonds	23,130	12,971	449	437	874	469,530	507,391
Total	10,502,922	2,321,653	545,468	417,554	230,383	1,376,739	15,394,719

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Write off	Reversals	period

ALLOWANCES
Government and private securities
For impairment in value	27				27
Loans
For loan losses and impairment in value	173,901	69,274	39,699	9,457	194,019
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	29,893	13,171	334	109	42,621
Assets subject to financial leases
For uncollectibility risk	3,986	570			4,556
Investments in other companies
For impairment in value	697	45	487	8	247
Other receivables
For uncollectibility risk	15,215	4,427	8,557	34	11,051
Total allowances	223,719	87,487	49,077	9,608	252,521

PROVISIONS
Contingent commitments	1,628	17		143	1,502
For negative goodwill	483				483
For other contingencies	66,948	18,801	12,220	632	72,897
Difference from court deposits dollarization	7,970	68	238		7,800
Total liabilities	77,029	18,886	12,458	775	82,682

(1) See note 3.3.f). and 3.3.o).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	In treasury (1)	Paid in
Registered common stock A	11,235,670	5	11,236		11,236
Registered common stock B	672,743,303	1	625,297	47,446	672,743
Total	683,978,973		636,533	47,446	683,979

(1) See also note 9.

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008											12/31/2007
	Total Parent
	company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian		Swedish	Norwegian
Items	branches	US dollar	sterling	franc	krone	dollar	dollar	Yen	krone	krone	Euro	Total
ASSETS
Cash	940,978	927,269	381	101	56	108		188	17	18	12,840	686,445
Government and private securities	129,646	129,646										154,088
Loans	1,642,636	1,642,511									125	1,274,130
Other receivables from financial intermediation	556,442	556,442										240,562
Assets subject to financial leases	58,835	58,835										19,249
Investments in other companies	123,354	123,354										119,139
Other receivables	43,190	43,190										14,351
Items pending allocation	465	465										51
Total	3,495,546	3,481,712	381	101	56	108		188	17	18	12,965	2,508,015

LIABILITIES
Deposits	1,611,527	1,611,527										1,488,396
Other liabilities from financial intermediation	1,228,978	1,225,196	7	15							3,760	875,339
Other liabilities	3,288	3,285									3	1,991
Subordinated corporate bonds	495,700	495,700										488,192
Items pending allocation												28

Total	3,339,493	3,335,708	7	15							3,763	2,853,946

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	513,921	513,629									292	241,629
Control	978,874	970,651	81	489		6					7,647	1,124,966
Derivatives	29,194	29,194										29,388
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	167,069	153,852						398			12,819	188,676

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2008		12/31/2007
Item	In normal situation	Total	Total

Loans
Overdrafts	772	772	5,298
Without Senior guarantees or counter-guarantees	772	772	5,298
Documents	929	929	842
Without Senior guarantees or counter-guarantees	929	929	842
Personal loans	80	80
Without Senior guarantees or counter-guarantees	80	80
Credit cards	4,622	4,622	2,221
Without Senior guarantees or counter-guarantees	4,622	4,622	2,221
Other	46,980	46,980	4,915
Without Senior guarantees or counter-guarantees	46,980	46,980	4,915
Total loans	53,383	53,383	13,276

Other receivables from financial intermediation	223	223	210

Assets subject to financial leases and other	732	732	697

Contingent Commitments	6,163	6,163	5,123

Investments in other companies	1,590,162	1,590,162	1,366,157
Total	1,650,663	1,650,663	1,385,463

Allowances / Provisions	198	198	267

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted monthly average term of settlement of differences	Amount

Options	Intermediation - own account	Argentine government securities	Other	Over The Counter - Residents in Argentina - Non-financial sector	126	49		98,392

Futures	Intermediation - own account	Argentine government securities	With delivery of underlying asset	BCBA (Buenos Aires stock exchange)	1	1		7,217

Futures	Intermediation - own account	Argentine government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		1,416,308

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	Rosario Futures Exchange (ROFEX)	4	2		37,945

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	3	2	3	2,709,013

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	3	2	3	362,283

Swaps	Intermediation - own account	Other	Other	Over The Counter - Residents in Argentina - Non-financial sector	132	120	3	29,194

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2008	12/31/2007 (1)
ASSETS

A. CASH
Cash on hand	700,052	790,869
Due from banks and correspondents
Central Bank of Argentina	2,023,279	2,022,463
Local Other	21,257	4,262
Foreign	494,531	299,647
Other	196	185
	3,239,315	3,117,426

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings for trading or financial intermediation	503,741	358,399
Unlisted government securities	67,353	20,151
Instruments issued by the Central Bank of Argentina	4,816,499	3,478,246
Investments in listed private securities	109,399	93,956
less: Allowances (Note 7.)	(27)	(27)
	5,496,965	3,950,725

C. LOANS (Notes 3. and 4.)
To the non-financial government sector	866,612	732,481
To the financial sector
Interfinancing - (granted call)	51,992	65,789
Other financing to Argentine Financial Institutions	62,753	94,496
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	678	1,417
To the non-financial private sector and foreign residents
Overdrafts	1,916,209	1,375,075
Documents	1,397,183	1,213,669
Mortgage loans	736,539	619,781
Pledged loans	340,914	347,989
Personal loans	3,813,886	3,207,547
Credit cards	816,557	722,032
Other (Note 11.1.)	1,846,764	1,718,978
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	169,779	153,902
less: Unposted payments	(29)	(69)
less: Unearned discount	(28,138)	(23,248)
less: Allowances (Note 7.)	(260,170)	(220,422)
	11,731,529	10,009,417

(1)	See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)
	09/30/2008	12/31/2007 (1)
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	186,038	191,475
Amounts receivable from spot and forward sales pending settlement	761,218	428,581
Securities and foreign currency receivable from spot and forward purchases pending settlement	349,930	149,275
Premiums on options taken	418
Unlisted corporate bonds (Notes 3. and 4.)	39,481	44,257
Receivables from forward transactions without delivery of underlying asset	170
Other receivables not covered by debtors classification standards (Note 11.2.)	549,719	549,677
Other receivables covered by debtors classification standards (Notes 3. and 4.)	82,680	69,969
less: Allowances (Note 7.)	(218,197)	(206,939)
	1,751,457	1,226,295

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Notes 3. and 4.)	380,698	372,866
less: Allowances (Note 7.)	(5,613)	(4,898)
	375,085	367,968

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	437	439
Other	28,370	10,669
less: Allowances (Note 7.)	(247)	(697)
	28,560	10,411

G. OTHER RECEIVABLES
Receivables from sale of assets (Notes 3. and 4.)	41,288	26,074
Minimum presumed income tax - Tax Credit	25,803	45,293
Other (Note 11.3.)	208,833	209,345
Accrued interest and adjustments receivable on receivables from sale of assets (Notes 3. and 4.)	1,327	544

Other accrued interest and adjustments receivable	50	58
less: Allowances (Note 7.)	(22,589)	(27,034)
	254,712	254,280

H. BANK PREMISES AND EQUIPMENT, NET	395,281	373,111

I. OTHER ASSETS	151,501	206,580

J. INTANGIBLE ASSETS
Goodwill	65,585	71,916
Organization and development costs	129,924	128,047
	195,509	199,963

K. ITEMS PENDING ALLOCATION	3,730	2,056

TOTAL ASSETS	23,623,644	19,718,232

(1)	See Note 3.1. to the stand-alone financial statements.

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2008	12/31/2007 (1)
LIABILITIES

L. DEPOSITS (Notes 5. and 6.)
From the non-financial government sector	2,986,674	1,774,121
From the financial sector	13,581	13,310
From the non-financial private sector and foreign residents
Checking accounts	2,715,211	2,599,682
Savings accounts	2,621,341	2,780,350
Time deposits	7,884,441	5,907,005
Investment accounts	88,181	63,063
Other (Note 11.4.)	364,341	391,176
Accrued interest, adjustments, foreign exchange and quoted price differences payables	111,478	62,442
	16,785,248	13,591,149

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Note 6.)
Other	296,646	347,896
Banks and International Institutions (Note 6.)	239,680	160,939
Non-subordinated Corporate Bonds (Note 6.)	716,431	780,590
Amounts payable for spot and forward purchases pending settlement	325,771	158,765
Securities and foreign currency to be delivered under spot and forward sales pending settlement	792,979	445,799
Premiums on options sold	776	2
Financing received from Argentine financial Institutions (Note 6.)
Interfinancing - (received call)	84,023	46,000
Other financing received from Argentine financial Institutions	47,134	90,806
Accrued interest payables	307	53
Forward transactions amounts pending settlement without delivery of underlying asset	3,718
Other (Notes 6. and 11.5.)	574,543	493,613
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Note 6.)	44,800	47,387
	3,126,808	2,571,850

N. OTHER LIABILITIES
Dividends payable		1
Fees	569	732
Other (Note 11.6.)	342,524	240,482
	343,093	241,215

O. PROVISIONS (Note 7.)	104,110	101,333

P. SUBORDINATED CORPORATE BONDS (Note 6.)	507,391	490,695

Q. ITEMS PENDING ALLOCATION	2,040	1,644

MINORITY INTERESTS IN SUBSIDIARIES	14,986	12,640

TOTAL LIABILITIES	20,883,676	17,010,526

SHAREHOLDERS' EQUITY	2,739,968	2,707,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	23,623,644	19,718,232

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2008	12/31/2007 (1)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	14,053,341	10,797,838
Contingent	3,817,673	3,698,827
Guarantees received	3,410,007	3,229,071
Other not covered by debtors classification standards	373	524
Contingent debit-balance contra accounts	407,293	469,232
Control	5,802,155	5,947,864
Receivables classified as irrecoverable	775,650	832,822
Other (Note 11.7.)	4,792,992	4,931,358
Control debit-balance contra accounts	233,513	183,684
Derivatives	3,804,643	576,845
Notional value of call options taken	24,670
Notional value of forward transactions without delivery of underlying asset	2,059,766	331,411
Interest rate swap	35,999	36,238
Derivatives debit-balance contra accounts	1,684,208	209,196
Trust activity	628,870	574,302
Trust funds	628,870	574,302

CREDIT-BALANCE ACCOUNTS	14,053,341	10,797,838
Contingent	3,817,673	3,698,827
Guarantees provided to the Central Bank of Argentina	138,756	163,122
Other guarantees provided covered by debtors classification standards (Notes 3. and 4.)	81,757	115,930
Other guarantees provided not covered by debtors classification standards	57,410	58,773
Other covered by debtors classification standards (Notes 3. and 4.)	129,370	131,407
Contingent credit-balance contra accounts	3,410,380	3,229,595
Control	5,802,155	5,947,864
Checks to be credited	233,513	183,684
Control credit-balance contra accounts	5,568,642	5,764,180
Derivatives	3,804,643	576,845
Notional value of call options sold	33,177	549
Notional value of put options sold	98,400	113,809
Notional value of forward transactions without delivery of underlying asset	1,552,631	94,838
Derivatives credit-balance contra account	2,120,435	367,649
Trust activity	628,870	574,302
Trust activity credit-balance contra accounts	628,870	574,302

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2008	09/30/2007 (1)

A. FINANCIAL INCOME
Interest on cash and due from banks	5,846	14,601
Interest on loans to the financial sector	11,362	27,323
Interest on overdrafts	234,368	118,662
Interest on documents	128,749	66,779
Interest on mortgage loans	70,153	46,746
Interest on pledged loans	47,708	36,732
Interest on credit card loans	77,212	38,274
Interest on other loans	729,628	388,417
Interest on other receivables from financial intermediation	13,535	14,698
Income from government and private securities, net (Note 11.8.)	418,634	297,464
Income from guaranteed loans - Presidential Decree No. 1,387/01	27,483	32,130
Net income from options	74	1,525
CER (Benchmark Stabilization Coefficient) adjustment	58,321	47,608
CVS (Salary Variation Coefficient) adjustment	607	1,314
Difference in quoted prices of gold and foreign currency	80,015	32,027
Other (Note 11.9.)	133,454	96,251
	2,037,149	1,260,551

B. FINANCIAL EXPENSE
Interest on checking accounts	12,094	15,238
Interest on savings accounts	9,901	7,091
Interest on time deposits	622,654	306,680
Interest on interfinancing received loans (received call)	3,152	2,500
Interest on other financing from Financial Institutions	17	69
Interest on other liabilities from financial intermediation	68,448	49,082
Interest on subordinated bonds	34,971	37,940
Other interest	6,772	8,357
CER adjustment	28,304	33,296
Contribution to Deposit Guarantee Fund	18,858	14,070
Other (Note 11.10.)	111,082	59,848
	916,253	534,171

GROSS INTERMEDIATION MARGIN - GAIN	1,120,896	726,380

C. PROVISION FOR LOAN LOSSES	96,908	61,650

D. SERVICE-CHARGE INCOME
Related to lending transactions	49,985	21,898
Related to deposits	417,295	295,096
Other fees	18,409	14,976
Other (Note 11.11.)	157,963	136,541
	643,652	468,511

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2008	09/30/2007 (1)

E. SERVICE-CHARGE EXPENSE
Fees	44,755	34,655
Other (Note 11.12.)	81,936	72,861
	126,691	107,516
F. ADMINISTRATIVE EXPENSES
Personnel expenses	595,290	423,015
Directors' and statutory auditors' fees	21,418	22,118
Other professional fees	36,935	28,212
Advertising and publicity	39,007	33,672
Taxes	9,106	7,523
Depreciation of equipment	37,578	30,233
Amortization of organization costs	18,496	12,319
Other operating expenses (Note 11.13.)	124,380	108,055
Other	13,685	14,472
	895,895	679,619

NET INCOME FROM FINANCIAL INTERMEDIATION	645,054	346,106

G.OTHER INCOME
Income from long-term investments	26,813	60
Penalty interest	9,323	5,098
Recovered loans and allowances reversed	61,570	112,184
CER adjustments	79	165
Other (Note 11.14.)	40,880	26,798
	138,665	144,305
H.OTHER EXPENSE
Penalty interest and charges payable to the Central Bank ok Argentina	174	55
Charges for other receivables uncollectibility and other allowances	26,767	11,417
Amortization of differences from deposits dollarization	22,689	20,349
Depreciation and loss of other assets	1,132	4,810
Goodwill amortization	6,331	6,937
Other (Note 11.15.)	70,174	64,193
	127,267	107,761

MINORITY INTEREST IN SUBSIDIARIES	(2,386)	(1,418)

NET INCOME BEFORE INCOME TAX	654,066	381,232

I. INCOME TAX (Note 10.)	178,235	54,682

NET INCOME FOR THE PERIOD	475,831	326,550

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2008	09/30/2007 (1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of fiscal year	3,117,426	2,626,908
Cash at end of the period	3,239,315	2,638,338
Net increase in cash	121,889	11,430

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	(969,517)	(693,798)
Loans
to the financial sector	55,442	389,098
to the nonfinancial government sector	(68,170)	54,321
to the nonfinancial private sector and foreign residents	(433,756)	(2,102,962)
Other receivables from financial intermediation	(135,932)	(1,028,982)
Assets under financial lease	47,231	(51,360)
Deposits
to the financial sector	271	4,196
to the nonfinancial government sector	1,112,504	741,293
to the nonfinancial private sector and foreign residents	1,471,852	2,377,882
Other liabilities from financial intermediation
Financing facilities from the financial sector (recieved calls)	34,817	53,640
Others (except liabilities included under financing activities)	72,629	180,697
Collections related to service-charge income	643,031	466,831
Payments related to service-charge expenses	(126,487)	(107,160)
Administrative expenses paid	(833,653)	(634,658)
Payment of organization and development expenses	(30,944)	(33,818)
Net collections from penalty interest	9,149	5,076
Differences from payments related to court orders	(12,156)	(29,172)
Collections of dividends from other companies	8,546	621
Other (paymentes)/collections related to other income and losses	(13,471)	14,751
Net payments from other operating activities	(6,600)	(70,522)
Payment of income tax / minimum presumed income tax	(64,274)	(61,866)
Net cash flows generated in/(used in) operating activities	760,512	(525,892)

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2008	09/30/2007 (1)
Investing activities
Net payments for bank premises and equipment	(42,466)	(34,349)
Net collections/(payments) for other assets	28,078	(15,292)
Payments from purchases of investments in other companies	(635)	(889)
Collections from sales of investments in other companies	922	4
Other payments for investing activities	(208)	(3,209)
Net cash flows used in investing activities	(14,309)	(53,735)

Financing activities
Net collections/ (payments):
Nonsubordinated corporate bonds (2)	(116,685)	748,919
Central Bank of Argentina:
Other	(79,596)	(60,528)
Banks and International Institutions	66,268	(10,952)
Subordinated corporate bonds	(20,113)	(13,471)
Financing received from financial institutions in Argentina	(40,184)	(38,240)
Payment of dividends	(171,004)	(103,294)
Other payments from financing activities
Own shares reacquired (3)	(272,574)
Other collections		38,283
Net cash flows (used in)/generated in financing activities	(633,888)	560,717

Financial income and holding gains on cash and cash equivalents	9,574	30,340

Net increase in cash	121,889	11,430

(1) See Note 3.1. to the stand-alone financial statements.
(2) See Note 10 to the stand-alone financial statements.
(3) See Note 9 to the stand-alone financial statements.

Notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2008	12/31/2007

COMMERCIAL

In normal situation	6,362,930	5,230,237
With Senior “A” guarantees and counter-guarantees	146,952	108,301
With Senior “B” guarantees and counter-guarantees	559,961	489,107
Without Senior guarantees or counter-guarantees	5,656,017	4,632,829

Subject to special monitoring	11,437	14,835
In observation
With Senior “B” guarantees and counter-guarantees	4,856	4,492
Without Senior guarantees or counter-guarantees	6,581	9,106
In negotiation or with refinancing agreements
With Senior “B” guarantees and counter-guarantees		220
Without Senior guarantees or counter-guarantees		1,017

Troubled	15,481	5,905
With Senior “B” guarantees and counter-guarantees	10,160	3,592
Without Senior guarantees or counter-guarantees	5,321	2,313

With high risk of insolvency	21,982	25,637
With Senior “B” guarantees and counter-guarantees	3,892	2,795
Without Senior guarantees or counter-guarantees	18,090	22,842

Irrecoverable	24,372	14,410
With Senior “B” guarantees and counter-guarantees	7,794	7,855
Without Senior guarantees or counter-guarantees	16,578	6,555

Irrecoverable according to Central Bank's rules		253
Without Senior guarantees or counter-guarantees		253

Subtotal Commercial	6,436,202	5,291,277

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2008	12/31/2007

CONSUMER

Performing	6,004,049	5,439,011
With Senior “A” guarantees and counter-guarantees	18,714	17,458
With Senior “B” guarantees and counter-guarantees	833,347	837,088
Without Senior guarantees or counter-guarantees	5,151,988	4,584,465

Low risk	109,528	138,772
With Senior “A” guarantees and counter-guarantees	78	261
With Senior “B” guarantees and counter-guarantees	10,359	21,763
Without Senior guarantees or counter-guarantees	99,091	116,748

Medium risk	71,970	49,231
With Senior “A” guarantees and counter-guarantees	114
With Senior “B” guarantees and counter-guarantees	5,388	7,705
Without Senior guarantees or counter-guarantees	66,468	41,526

High risk	98,377	39,574
With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	7,448	2,528
Without Senior guarantees or counter-guarantees	90,928	37,046

Irrecoverable	26,687	25,713
With Senior “A” guarantees and counter-guarantees		127
With Senior “B” guarantees and counter-guarantees	5,674	6,695
Without Senior guarantees or counter-guarantees	21,013	18,891

Irrecoverable according to Central Bank's rules	1,487	7,308
With Senior “A” guarantees and counter-guarantees	2	10
With Senior “B” guarantees and counter-guarantees	168	1,068
Without Senior guarantees or counter-guarantees	1,317	6,230

Subtotal Consumer	6,312,098	5,699,609
Total	12,748,300	10,990,886

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in BCRA Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of September 30, 2008 and December 31, 2007, and (ii) the statements of income and cash flows for the nine-month periods ended September 30, 2008 and 2007, with those of its subsidiaries detailed in point 1.2, as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of September 30, 2008):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Nuevo Banco Bisel S.A. (a)	Common Preferred	841,682,603 66,604,774	99.627%	99.598%	99.997%	99.997%

Banco del Tucumán S.A. (a)	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (ex Sud Bank & Trust Company Limited) (b)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Sud Inversiones & Análisis S.A. (d) and (e)	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.F.C.I. S.A. (d)	Common	327,183	19.100%	19.100%	98.936%	98.936%

Red Innova Administradora de Fondos de Inversión S.A. “en liquidación”	Common	4,156	51.000%	51.000%	51.000%	51.000%

(a)	See also notes 2.5. and 2.6. to the Bank’s stand-alone financial statements.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 671).

(c)
As of the date of issuance of these financial statements, the registration with the IGJ of the capital increase by 3,386, unanimously approved by the General Regular Shareholders’ Meeting of Macro Securities S.A. Sociedad de Bolsa, held on May 12, 2008, was still pending.

(d)	Until March 31, 2008, Macro Fondos S.G.F.C.I. S.A. was consolidated into Sud Inversiones & Análisis S.A. As from such date it is consolidated into Macro Securities S.A. Sociedad de Bolsa.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

(e)
As of the date of issuance of these financial statements, the registration with the IGJ of the capital increase by 4,223, unanimously approved by the General Regular Shareholders’ Meeting of Sud Inversiones & Análisis S.A, held on May 12, 2008, was still pending.

In addition, the Bank consolidated its balance sheets as of December 31, 2007, and the statements of income for the nine-month period ended 30 de September de 2007, with Macro Valores S.A. On March 19, 2008, Banco Macro S.A. sold its full stockholding (99.947%) in such Company.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited (consolidated with Sud Asesores (R.O.U.) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. “en liquidación” were adapted to the Central Bank rules. Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

(a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the nine-month periods ended September 30, 2008 and the fiscal year ended December 31, 2007.

(b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)
The amounts of the accounts in the statement of income for the nine-month periods ended September 30, 2008 and 2007, were converted into pesos, as of such dates according to the method described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of period and retained earnings at period-end ) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited consolidated with Sud Asesores (R.O.U.) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. “en liquidación” as of September 30, 2008, considering the translation process mentioned above are as follows:

	Macro Bank Limited		Red Innova Administradora de Fondos de Inversión S.A. “en liquidación”
	In thousands of USD	In thousands of Ps.	In thousands of UYU	In thousands of Ps.

Assets	171,351	536,363	4,532	698

Liabilities	132,188	413,774	560	86

Shareholders’ equity	39,163	122,589	3,972	612

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of September 30, 2008:

	Banco Macro S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Other subsidiaries	Eliminations	Banco Macro S.A. consolidated
				(1)	(2)

Assets	20,315,606	4,401,830	1,455,994	536,363	88,241	3,174,390	23,623,644

Liabilities	17,575,638	3,089,210	1,311,923	413,774	58,746	1,565,615	20,883,676

Shareholders’ equity	2,739,968	1,312,620	144,071	122,589	29,495	1,608,775	2,739,968

Income (loss)	475,831	199,254	23,874	4,269	3,039	230,436	475,831

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)
Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.), Sud Inversiones & Análisis S.A. and Red Innova Administradora de Fondos de Inversión S.A. “en liquidación”.

2.	RESTRICTED ASSETS

In addition to the assets broken down in note 7 to the stand-alone financial statements, certain assets are restricted as follows:

2.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of September 30, 2008 and December 31, 2007, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in the Central Bank of Argentina for transactions related to the electronic clearing houses and similar ones for an amount of 21,525 and 22,168, respectively.

b)	Other receivables

As of September 30, 2008 and December 31, 2007, this includes funds related to credit card transactions in the amount of 642 and 567, respectively.

2.2.	Nuevo Banco Bisel S.A.:

a)	Government securities and loans

a.1)
As of September 30, 2008 and December 31, 2007, Nuevo Banco Bisel S.A. continues to keep as security Book-entry mortgage bills and Guaranteed loans for 169,362 and 170,271, respectively, assigned to the Central Bank of Argentina to secure the loans for the acquisition of the Argentine Government Bonds (section 14, Presidential Decree No. 905/2002 “Canje I”), which amounted to 138,757 and 163,122 as of such dates.

a.2)
As of September 30, 2008 and December 31, 2007, Central Bank listed notes (NOBAC) for a book value of 12,336 and 26,146, were delivered to the Central Bank of Argenitna to guarantee the credit transaction granted according to the IADB line for the global credit program for micro-, small- and medium-sized enterprise in the amount of 8,091 and 9,131 respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

b)	Other receivables from financial intermediation

As of September 30, 2008 and December 31, 2007, it continued to keep as security 12,545 and 12,117 related to the amounts of the special guarantee checking accounts opened in the Central Bank of Argentina for transactions related to the electronic clearing houses and similar ones.

c)	Bank premises and equipment and other assets

As of September 30, 2008, certain bank premises and other assets, with a residual value of 1,761, are in the process of final documentation and transfer of ownership.

d)	Other receivables

As of September 30, 2008, and December 31, 2007, it continued to keep as security 11,754 and 13,707, respectively, including mainly, among others, receivables from foreign correspondents acquired from Fideicomiso Bisel and subject to attachments against former Banco Bisel S.A., although these accounts are part of the assets excluded from former Banco Bisel S.A. as per Resolution 580/02 of the Central Bank Board of Governors. These amounts were fully booked as allowance as of both dates.

2.3.	Macro Securities S.A. Sociedad de Bolsa:

a)	Other receivables from financial intermediation

As of September 30, 2008 and December 31, 2007, it has equity interests in the Risk Fund of Puente Hnos. S.G.R. for 1,015 and 1,071, respectively, resulting from a 1,000 contribution made on October 19, 2007. Such contribution may be fully or partially reimbursed after two years as from the contribution date.

b)	Interests in other companies

b.1)
As of September 30, 2008 and December 31, 2007, the two shares in Mercado de Valores de Buenos Aires S.A. in the amount of 1,452 are pledged in favor of "La Buenos Aires Cía. Argentina de Seguros S.A.” under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Sociedad de Bolsa’s possible failure to comply with its obligations.

b.2)
As of September 30, 2008 and December 31, 2007, investments in Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 2,127, and 2,117, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

2.4.	Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.

Other receivables from financial intermediation

As of September 30, 2008 and December 31, 2007, it has equity interests in the Risk Fund of Puente Hnos. S.G.R. for 4,061 and 4,285, respectively, resulting from a 4,000 contribution made by Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. on October 19, 2007. Such contribution may be fully or partially reimbursed after two years as from the contribution date.

2.5.	Foreign subsidiaries:

Other receivables

As of September 30, 2008, the subsidiaries Macro Bank Limited and Red Innova Administradora de Fondos de Inversión S.A. “en liquidación” recorded 400 and 696, respectively, as security deposits.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

3.	FINANCING FACILITIES CONCENTRATION

The following is the Bank’s consolidated financing facilities concentration with its subsidiaries as of September 30, 2008 and December 31, 2007:

	09/30/2008		12/31/2007
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,355,758	18.48	1,627,448	14.81

50 next largest customers	1,672,811	13.12	1,599,090	14.55

100 next largest customers	930,805	7.30	864,242	7.86

Other customers	7,788,926	61.10	6,900,106	62.78

Total	12,748,300	100.00	10,990,886	100.00

4.	FINANCING BREAKDOWN BY TERM

The following is the breakdown by term of the Bank's financing consolidated with its subsidiaries as of September 30, 2008:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Non-financial government sector	201,022	692,753	893,775

Financial sector	115,088	10,168	125,256

Non-financial private sector and foreign residents	7,222,617	4,506,652	11,729,269

Total	7,538,727	5,209,573	12,748,300

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

5.	DEPOSIT CONCENTRATION

The following is the Bank’s consolidated deposit concentration with its subsidiaries as of September 30, 2008 and December 31, 2007:

	09/30/2008		12/31/2007
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	3,186,436	18.98	1,666,349	12.26

50 next largest customers	2,696,848	16.07	1,827,564	13.45

100 next largest customers	1,086,812	6.47	875,095	6.44

Other customers	9,815,152	58.48	9,222,141	67.85

Total	16,785,248	100.00	13,591,149	100.00

6.	BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND SUBORDINATED CORPORATE BONDS BY TERM

The following is the due date breakdown by term of the Bank’s deposits, other liabilities from financial intermediation and subordinated corporate bonds consolidated with its subsidiaries by term as of September 30, 2008:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Deposits	16,754,790	30,458	16,785,248

Other liabilities from financial intermediation

Central Bank of Argentina	75,820	220,826	296,646

Banks and International Institutions	86,762	156,510	243,272

Nonsubordinated corporate bonds	16,082	716,431	732,513

Financing received from financial institutions in Argentina	114,076	42,081	156,157

Other	493,840	81,136	574,976

	786,580	1,216,984	2,003,564

Subordinated corporate bonds	36,987	470,404	507,391
Total	17,578,357	1,717,846	19,296,203

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

7.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of September 30, 2008:

	Balances at beginning of		Decreases		Balances at
Item	year	Increases	Write off	Reversals	period-end

Allowances

For government and private securities	27				27

For loans (a)	220,422	109,578	49,470	20,360	260,170

For other receivables from financial intermediation	206,939	13,432	485	1,689	218,197

For assets subject to financial lease	4,898	836		121	5,613

For investments in other companies	697	45	487	8	247

For other receivables	27,034	4,811	8,893	363	22,589

Total	460,017	128,702	59,335	22,541	506,843

Provisions

For contingent commitments	1,660	17		175	1,502

For negative goodwill	483				483

For other contingencies	78,044	21,899	14,393	939	84,611

Difference from court deposits dollarization (b)	21,146	117	3,460	289	17,514

Total	101,333	22,033	17,853	1,403	104,110

(a)
Increases include 13,034 related to customers classified as irrecoverable in memorandum accounts that were reclassified to assets in “Irrecoverable situation”, as refinancing agreements were entered into.

(b)	Related to the additional liabilities related to the issues mentioned in note 3.3.l.3) to the Bank’s stand-alone financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

8.	FOREIGN CURRENCY BALANCES

The following are the Bank's amounts in foreign currency consolidated with its subsidiaries as of September 30, 2008 and December 31, 2007:

	09/30/2008							12/31/2007
		Total per currency
Items	Total	US dollar	Pound sterling	Swiss franc	Yen	Euro	Other	Total

Assets

Cash	1,313,142	1,288,573	477	101	188	23,602	201	1,001,459

Government and private securities	415,391	415,391						288,364

Loans	2,098,067	2,097,942				125		1,598,906

Other receivables from financial intermediation	389,992	389,797				195		236,249

Assets under financial lease	61,666	61,666						20,343

Interests in other companies	453	453						1,337

Other receivables	52,905	52,209					696	22,641

Items pending allocation	582	582						52

Total	4,332,198	4,306,613	477	101	188	23,922	897	3,169,351

Liabilities

Deposits	2,390,350	2,388,494				1,856		2,119,235

Other liabilities from financial intermediation	1,244,761	1,240,389	7	15		4,350		984,008

Other liabilities	9,180	8,576				518	86	7,289

Subordinated corporate bonds	495,700	495,700						488,192

Items pending allocation								28

Total	4,139,991	4,133,159	7	15		6,724	86	3,598,752

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

	09/30/2008							12/31/2007
		Total per currency
Items	Total	US dollar	Pound sterling	Swiss franc	Yen	Euro	Other	Total

Memorandum accounts

Debit-balance accounts
(except contra debit-balance accounts)

Contingent	565,024	564,732				292		325,699

Control	1,322,015	1,313,776	81	489		7,663	6	1,680,183

Derivatives	60,669	47,436				13,233		76,697

Credit-balance accounts
(except contra credit-balance accounts)

Contingent	178,446	164,096				13,952	398	201,226

Derivatives	33,177	19,062				14,115		549

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in absolute values of transactions effective as of September 30, 2008 and December 31, 2007, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	09/30/2008	12/31/2007

Futures / Foreign currency	3,250,114	426,249

Futures / Government securities	748,311	291,685

Forwards / Foreign currency	362,283

Options / BODEN coupons	98,400	113,809

Options / Stock index	33,177	549

Swap / Other	35,999	36,238

Options / Foreign currency	24,670

Forwards / Government securities		3,328

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

In addition, positions of transactions effective as of September 30, 2008 and December 31, 2007, are as follows:

Transaction	09/30/2008	12/31/2007

Net liability position of repurchase agreements	(446,432)	(261,400)

Net asset position of forward foreign-currency transactions without delivery of underlying asset	507,135	236,573

Position of put options sold on BODEN 2007, 2012 and 2013 coupons	98,400	113,809

Interest rate swap	35,999	36,238

Position of stock index call options sold	33,177	549

Position of foreign currency call options sold	24,670

Net liability position of forward government securities transactions offset		(3,328)

10.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Apart from what was mentioned in note 4 to the Bank’s stand-alone financial statements, the following shows the situation of the main subsidiaries.

As of September 30, 2008 and 2007, Banco del Tucumán S.A. estimated income tax for 20,185 and 6,500, respectively. In addition, as of September 30, 2008, it capitalized income tax prepayments in the amount of 4,705 for fiscal year 2008. In addition, as of December 31, 2007, such bank capitalized 3,601 as minimum presumed income tax credit under the terms of Central Bank Communiqué “A” 4295 which, as of the date of issuance of these financial statements was used to settle income tax for fiscal 2007. As of September 30, 2008, the bank had no such capitalized amounts.

As of September 30, 2008 and 2007, Nuevo Banco Bisel S.A. did not accrue income tax because it carried accumulated NOLs as of such dates. In addition, such bank capitalized an amount of 28,371 for minimum presumed income tax –the estimated term of use of which is 2008-, which includes prepayments for 2,667 booked in “Other receivables - Other”.

During the year ended December 31, 2007, Nuevo Banco Bisel S.A. reversed the allowances booked for all minimum presumed income tax credits, based on the compliance with the requirements established by Central Bank Communiqués “A” 4295 and “A” 4111, as amended, and the estimates related to the future progress of the Bank’s business, which show a high degree of likelihood that taxable income will allow absorbing such credits.

11.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income consolidated with subsidiaries is as follows:

09/30/2008	12/31/2007

11.1)	Loans - Other

Other loans	1,078,018	864,750
Export financing and prefinancing	757,664	848,982
Documentary credits	364	798
Government securities	10,718	4,448
	1,846,764	1,718,978

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

09/30/2008	12/31/2007

11.2)	Other receivables from financial intermediation – Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	344,196	471,942
Debt securities in financial trusts	205,154	77,030
Other	369	705
	549,719	549,677

11.3)	Other receivables - Other

Sundry receivables	107,441	89,901
Tax prepayments	43,773	51,674
Security deposits	26,489	25,190
Advance payments	23,286	33,434
Other	7,844	9,146
	208,833	209,345

11.4)	Deposits - Other

Balances of accounts without movements	244,913	231,326
Unemployment fund for workers of the construction industry	57,486	50,307
Attachments	15,970	15,616
Special deposits related to inflows of foreign funds	5,553	19,851
Security deposits	4,044	5,289
Orders payable	575	5,971
Other	35,800	62,816
	364,341	391,176

11.5)	Other liabilities from financial intermediation - Other

Other payment orders pending settlement	104,325	67,152
Miscellaneous not subject to minimum cash requirements	76,691	55,910
Amounts payable	74,714	56,237
Other withholdings and additional withholdings	73,318	63,879
SEDESA – Purchase of preferred shares of Nuevo Banco Bisel S.A. (see note 2.6. to the stand-alone financial statements)	71,653	68,890
Collections and other transactions on account and behalf of others	56,631	102,163
Retirement pension payment orders pending settlement	46,906	19,149
Miscellaneous subject to minimum cash requirements	33,165	18,594
Miscellaneous	37,140	41,639
	574,543	493,613

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

09/30/2008	12/31/2007

11.6)	Other liabilities - Other

Taxes payable	228,022	123,300
Miscellaneous payables	76,289	86,045
Salaries and payroll taxes payable	24,140	16,052
Withholdings on salaries	8,619	7,315
Prepayment for the sale of assets	3,475	5,771
Other	1,979	1,999
	342,524	240,482

11.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	3,497,910	3,814,881
Checks not yet collected	495,961	371,082
Managed portfolios	403,859	424,957
Checks and securities to be debited	284,178	218,275
Checks and securities to be collected	111,084	102,163
	4,792,992	4,931,358

09/30/2008	09/30/2007

11.8)	Financial income – Net income from government and private securities

Income from government securities	366,478	258,740
Income from participation in financial trusts	35,932	25,599
Other	16,224	13,125
	418,634	297,464

11.9)	Financial income – Other

Income from assets subject to financial lease	53,898	41,439
Interest on loans for export prefinancing and financing	42,041	31,547
Premiums on reverse repurchase agreements with the financial sector	20,862	19,527
Other	16,653	3,738
	133,454	96,251

11.10)	Financial expense – Other

Turnover tax	63,127	33,682
Valuation allowance of loans to the government sector – Communiqué “A” 3,911	44,967	19,054
Premiums on repurchase agreements with the financial sector	2,952	7,112
Other	36
	111,082	59,848

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

09/30/2008	09/30/2007

11.11)	Service-charge income - Other

Debit and credit card income	111,848	72,767
Rental of safe deposit boxes	11,258	10,270
Service commissions-UTE (see note 2.4. to the stand-alone financial statements)	10,470	9,851
Other	24,387	43,653
	157,963	136,541

11.12)	Service-charge expense - Other

Debit and credit card expense	37,215	31,483
Turnover tax	23,138	20,823
Commissions on loan placements	6,126	8,073
Other	15,457	12,482
	81,936	72,861

11.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	34,330	26,705
Security services	30,723	25,999
Electric power and communications	27,296	25,680
Leases	15,580	13,891
Stationery and office supplies	11,942	11,119
Insurance	4,509	4,661
	124,380	108,055

11.14)	Other income – Other

Gain on transactions or sale of bank premises and equipment, and other assets	10,203	4,923
Other adjustments and interest on other receivables	4,607	2,765
Certifications	666	297
Credit cards	533	1,451
Leases	378	314
Other	24,493	17,048
	40,880	26,798

11.15)	Other expense – Other

Tax on bank account transactions	28,381	19,672
Non-computable VAT credit	15,000	13,456
Shareholders’ personal assets tax	10,041	8,817
Turnover tax	3,909	1,441
Donations	2,187	1,188
Corporate bonds issuance expenses	110	8,146
Other	10,546	11,473
	70,174	64,193

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

12.	PORTFOLIO MANAGEMENT

In addition to the disclosures in note 12 to the Bank’s stand alone financial statements, as of September 30, 2008, and December 31, 2007, Banco del Tucumán S.A. manages:

12.1.
The loan portfolio assigned as part of the transfer process of Banco San Miguel de Tucumán S.A. for a total of 13,427 as of December 31, 2007. The management agreement for the residual portfolio of former Banco San Miguel de Tucumán S.A. executed by Banco del Tucumán S.A. and the Municipality of San Miguel de Tucumán was terminated on July 8, 2008, sending notice thereof to the Central Bank on October 17, 2008, under file No. 054908.

12.2.	The trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 7,197 and 4,152, respectively.

13.	TRUST AGREEMENTS

In order to disclose the main trust transactions more appropriately, they have been grouped based on the purpose of the business (from the Bank's standpoint).

13.1.	Financial trusts for investment purposes:

In addition to the disclosures made in note 15 to the Bank’s stand-alone financial statements, the subsidiaries had the following certificates of participation (net of provisions for 174,930 and 176,430) recorded in their financial statements as of September 30, 2008, and December 31, 2007, respectively:

Financial trust	09/30/2008	12/31/2007

Certificates of participation:

TST & AF (a)	31,965	33,611

Other	8,151	14,072
Subtotal certificates of participation	40,116	47,683

(a)	Fideicomiso TST & AF

On November 29, 2005, an agreement was executed to replace the trustee of Fideicomiso Financiero TST & AF between Austral Financial LLC (formerly known as Tishman Speyer – Citigroup Alternative Investments and Austral Financial LLC), in its capacity as trustor, First Trust of New York, National Association, permanent representation office in Argentina, in its capacity as trustee, Sud Inversiones y Análisis S.A., in its capacity as substitute trustee, and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust CL (subsidiary of Banco Macro S.A.), in their capacity as beneficiaries, whereby the beneficiaries ratify the acceptance of the trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as substitute trustee of the trust.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation.

As of the date of issuance these financial statements, Banco Macro S.A. is beneficiary of 33% of the Class “A” certificates of participation, issued by Fideicomiso TST & AF.

As per the latest accounting information available to date, corpus assets amounted to about 224,281.

This trust will terminate 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

In addition, within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, Fideicomiso Bisel was created with assets transferred by former Banco Bisel S.A., being Banco de la Nación Argentina appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of September 30, 2008, and December 31, 2007, Banco Macro S.A., through its subsidiary Nuevo Banco Bisel S.A., owns 100% of the certificates issued by the trust.

As of September 30, 2008, and December 31, 2007, the amounts receivable booked were fully provisioned, since they were deemed unrecoverable.

13.2.	Trusts in which the Bank’s subsidiaries act as trustees (administration):

In these trusts, the Bank only performs administration tasks in relation to the corpus assets, in conformity with the agreements.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements.

The Bank’s subsidiaries entered into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, and pay invoices and fees established in the respective agreements.

(b)	To promote the productive development of micro-, small- and medium-sized companies.

Below is a breakdown of the trusts that are effective to date:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed

Fideicomiso Puerto Madero Siete	Investors (natural persons related to the Bank)	S.I.A.S.A.	Investors (natural persons)	09/27/2005	141,442	(1)
Fideicomiso Mypes II	Ministry of Economy and Production	S.I.A.S.A.	Ministry of Economy and Production	05/26/2004	14,484	(1)
Fideicomiso Financiero "Racing por Siempre I "	Blanquiceleste S.A.	S.I.A.S.A..	Blanquiceleste S.A.	10/23/2006	9,530	(1)

(1)	Amount of the corpus assets, as per the latest accounting information available.

As of September 30, 2008, the guarantee trust SINERGIA is undergoing liquidation proceedings as the purpose of the agreement executed on July 23, 2007, has been fulfilled.

In addition, the Company carried out transactions in order to securitize and secure loans granted by the Bank as described in notes 15.2. and 15.3., respectively, to the Bank’s stand-alone financial statements.

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2008		12/31/2007
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
- Local
Federal government bonds in US dollars at LIBOR - Maturity: 2012	133,990	133,990	140,870
Consolidation bonds of social security payables in pesos - Third series at 2%	89,527	89,527	55,212
Argentine Government bonds at 7% - Maturity: 2017	76,840	76,840	45,954
Discount bonds denominated in pesos - Maturity: 2033	36,147	36,147	18,746
Secured bonds under Presidential Decree No. 1,579/02	24,419	24,419	38,299
Argentine Government bonds in US dollars at 7% - Maturity: 2013	17,760	17,760
Discount bonds denominated in US dollars - Maturity: 2033 (governed by New York State legislation)	12,358	12,358	1
Federal government bonds in pesos - Maturity: 2014	10,533	10,533	10,426
Consolidation bonds in pesos - Second series	9,682	9,682	3,537
Consolidation bonds of social security payables in pesos - Fourth Series	9,563	9,563	15,458
Argentine Government bonds in US dollars at 7% - Maturity: 2015	9,525	9,525	17
Consolidation bonds in pesos - Fourth series	4,933	4,933	4,663
Consolidation bonds in pesos - Sixth series	4,222	4,222	2,036
Argentine Government bonds in US dollars at 7% - Maturity: 2011	2,420	2,420	1,462
Federal government bonds in US dollars at LIBOR - Maturity: 2013	2,411	2,411	4,399
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán - Consadep - First series	1,904	1,904	2,828
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	1,711	1,711	368
Par bonds denominated in pesos - Maturity: 2038	441	441	1,590
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	382	382
GDP-related securities in US dollars - Maturity: 2035 (governed by Argentine Law)	260	260	28
Discount bonds denominated in US dollars - Maturity: 2033 (governed by Argentine legislation)	256	256
GDP-related eligible securities in US dollars - Maturity: 2035 (governed by New York State legislation)	179	179	214
Bonds of Amortization at 5.5% - Province of Mendoza - Maturity: 2018			7,533
Federal government bonds in pesos - Maturity: 2008			3,414
Other	194	194	1,344
Subtotal local holdings for trading or financial intermediation		449,657	358,399

- Foreign
Treasury Bill - Maturity: 10-30-08	28,610	28,610
Treasury Notes - Maturity: 10-31-08	16,022	16,022
Bundesrepublik Deuchland bonds - Maturity: 10-10-08	9,122	9,122
Treasury Bill - Maturity: 10-23-08	326	326
Treasury Bill - Maturity: 10-16-08	4	4

Subtotal foreign holdings for trading or financial intermediation		54,084

Subtotal holdings for trading or financial intermediation		503,741	358,399

Unlisted government securities
- Local
Argentine Government bonds in Argentine pesos at private Badlar + 350 (Bonar XIII) - Maturity: 2013		50,579
Federal government bonds in US dollars at LIBOR - Maturity: 2013		11,778	11,987
Province of Tucumán bonds - Second series in dollars at 9,45%		4,981	8,112
Other		15	52
Subtotal unlisted government securities		67,353	20,151

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2008		12/31/2007
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills - Under repo transactions
Central Bank of Argentina bills in pesos - Maturity: 10-15-08	588,710	588,710
Central Bank of Argentina bills in pesos - Maturity: 01-09-08			19,929
Central Bank of Argentina bills in pesos - Maturity: 01-21-09			8,605
Central Bank of Argentina bills in pesos - Maturity: 11-12-08			1,765
Subtotal Central Bank of Argentina Bills - Under repo transactions		588,710	30,299

Central Bank of Argentina Internal bills - Unlisted - Own portfolio
Central Bank of Argentina Internal bills in pesos - Maturity: 10-01-08		190,000
Central Bank of Argentina Internal bills in pesos - Maturity: 10-29-08		148,531
Central Bank of Argentina Internal bills in pesos - Maturity: 12-03-08		98,175
Subtotal Central Bank of Argentina Internal bills - Unlisted - Own portfolio		436,706

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 11-26-08	314,552	314,552	295,678
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 01-21-09	191,774	191,774	180,836
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 11-05-08	170,904	170,904	185,022
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 02-11-09	164,994	164,994	237,350
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 12-17-08	135,115	135,115	139,492
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 12-03-08	101,570	101,570
Central Bank of Argentina notes in pesos adjustable by CER - Maturity: 12-24-08	52,704	52,704	154
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 10-15-08	52,284	52,284	57,510
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 02-10-10	21,084	21,084
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03-11-09	10,176	10,176	30,168
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 01-06-10	6,138	6,138	6,105
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03-25-10	1,868	1,868	1,973
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 09-10-08			350,993
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 08-06-08			314,470
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 04-16-08			218,412
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 05-07-08			200,102
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 07-16-08			118,409
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 02-20-08			384,905
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03-26-08			254,873
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03-05-08			192,663
Central Bank of Argentina notes in pesos adjustable by CER - Maturity: 01-23-08			99,539
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		1,223,163	3,268,654

Subotal instruments issued by the Central Bank of Argentina		2,248,579	3,298,953

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2008		12/31/2007
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		2,248,579	3,298,953

Central Bank of Argentina Notes - Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 02-20-08			61,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03-25-10			32,557
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 01-06-10			25,437
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 08-06-08			21,483
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 05-07-08			15,365
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03-11-09			10,056
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 10-15-08			5,165
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03-05-08			4,038
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 02-10-10			4,022
Subtotal Central Bank of Argentina Notes - Under repo transactions			179,293

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate - Maturity: 03-25-09		423,979
Central Bank of Argentina internal notes in pesos with variable BADLAR rate - Maturity: 12-10-08		374,542
Central Bank of Argentina internal notes in pesos with variable BADLAR rate - Maturity: 05-06-09		310,092
Central Bank of Argentina internal notes in pesos with variable BADLAR rate - Maturity: 11-26-08		254,284
Central Bank of Argentina internal notes in pesos with variable BADLAR rate - Maturity: 01-20-10		238,603
Central Bank of Argentina internal notes in pesos with variable BADLAR rate - Maturity: 07-15-09		208,048
Central Bank of Argentina internal notes in pesos with variable BADLAR rate - Maturity: 05-13-09		154,768
Central Bank of Argentina internal notes in pesos with variable BADLAR rate - Maturity: 07-29-09		154,742
Central Bank of Argentina internal notes in pesos with variable BADLAR rate - Maturity: 02-11-09		153,884
Central Bank of Argentina internal notes in pesos with variable BADLAR rate - Maturity: 01-07-09		112,242
Central Bank of Argentina internal notes in pesos with variable BADLAR rate - Maturity: 03-04-09		101,883
Central Bank of Argentina internal notes in pesos with variable BADLAR rate - Maturity: 06-24-09		80,853
Subtotal Central Bank of Argentina internal notes - Unlisted - Own portfolio		2,567,920
Total instruments issued by the Central Bank of Argentina		4,816,499	3,478,246
Total government securities		5,387,593	3,856,796

INVESTMENTS IN LISTED PRIVATE SECURITIES

Debt securities
- Local

Corporate Bonds - Panamerican Energy LLC	27,581	27,581	6,699
Corporate Bonds- Telefónica	27,558	27,558	10,660
Corporate Bonds - YPF	12,834	12,834	2,990
Frankling Templeton Funds	11,642	11,642	5,916
Spy equity - Share index	7,625	7,625	4,843
Geometric fund	6,435	6,435	4,724
Mutual Funds - Pionero Renta Ahorro	3,396	3,396	893
Mutual Fund - Pionero FF	3,362	3,362	1,159
Mutual Funds - Pionero Pesos	3,170	3,170	4,576
Corporate Bonds - Pesaar	2,044	2,044	3,246
Mutual Funds - Pionero Latam	1,297	1,297	9,906
Shares - Solvay Indupa	888	888
Credit Suisse M.M. Fund	635	635
Mutual Funds - Pionero Global	584	584	613
Shares - Quickfood	347	347	2,599
Commercial Paper - UBS Financial			25,243
Commercial Paper - Erste Bank			4,261
Mutual Funds - Pionero Renta			2,889
Others	1	1	2,739
Total Investments in listed private securities		109,399	93,956
Total government and private securities (1)		5,496,992	3,950,752

(1)	As of September 30, 2008 and December 31, 2007, the Bank booked allowances for impairment in value amounting to 27.

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 18, 2008

MACRO BANK INC.

By:	/s/
Name:	Luis Cerolini
Title:	Director